Exhibit 10.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AMERICAN MEDICAL SYSTEMS, INC.

OAK MERGER CORP.

OVION INC.

AND

THE OTHER PARTIES HERETO

DATED AS OF JUNE 3, 2005

i

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AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 3, 2005, is entered into by and among American Medical Systems, Inc., a Delaware corporation (“Parent”), Oak Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”), Ovion Inc., a Delaware corporation (“Company”), Jeffrey P. Callister and W. Stephen Tremulis (together, the “Principal Stockholders”) and Jeffrey P. Callister, as Stockholders’ Representative (“Stockholders’ Representative”).

     WHEREAS, the Board of Directors of each of the Company, Parent and Merger Subsidiary have (i) determined that the Merger (as defined below) is fair and in the best interests of their respective stockholders and (ii) approved the Merger of Merger Subsidiary with and into the Company, with the Company surviving, in accordance with the terms and conditions of this Agreement.

     WHEREAS, in connection with the execution of that certain letter of intent dated February 17, 2005, as supplemented on April 11, 2005 (the “Letter of Intent”), Parent made a loan to the Company, to fund the continuing operation of the Company, of $200,000 on February 18, 2005 (the “First Loan”) and another of $100,000 on April 13, 2005 (the “Second Loan”).

     WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent, Merger Subsidiary, the Principal Stockholders and the Stockholders’ Representative hereby agree as follows:

ARTICLE 1
THE MERGER; CONVERSION OF SHARES

1.1	The Merger. At the Effective Time (as defined below) and upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Subsidiary shall be merged with and into the Company, and, following the merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”), the separate corporate existence of Merger Subsidiary shall cease and the Surviving Corporation shall continue to be governed by the laws of the State of Delaware (the “Merger”).

1.2	Effective Time. Subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined below) the Company and Merger Subsidiary will file, or cause to be filed, with the Secretary of State of the State of Delaware a Certificate of Merger, in the form as required by, and executed and acknowledged in accordance with, the applicable provisions of the DGCL, and substantially in the form attached hereto as Exhibit A (the “Certificate of Merger”). The Merger shall become effective at 3 p.m. Central Standard Time on the date the Certificate of Merger is filed or, if agreed to by the

Parent and the Company, such later date or time set forth in the Certificate of Merger (the “Effective Time”).

1.3	Closing of the Merger. Unless this Agreement shall have been terminated and the transactions contemplated herein abandoned pursuant to Article 7 hereof, the closing of the Merger (the “Closing”) will take place on a date (the “Closing Date”) to be specified by Parent and the Company which shall be no later than the second business day after satisfaction or waiver of the latest to occur of the conditions set forth in Articles 5 and 6 (other than delivery of items to be delivered at the Closing and other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), at 10:00 a.m., local time, at the offices of Oppenheimer, Wolff & Donnelly LLP, 45 South Seventh Street, Suite 3400, Minneapolis, Minnesota 55402, unless another time, date, place or manner (e.g., by facsimile exchange of signature pages with originals to follow by overnight delivery) is agreed to by the parties hereto. The parties will use commercially reasonable efforts to consummate the Closing as soon as the closing conditions in Articles 5 and 6 are satisfied or waived; provided, however, that in no event shall the Closing occur later than the Termination Date. If the Closing has not occurred by the fiftieth (50th) day after the Company has delivered a right of first refusal notice to Conceptus pursuant to Section 5.1 of the Settlement and License Agreement, Parent shall advance the Company an additional $300,000 on the fifty-first (51st) day to cover the costs and expenses of the Company’s operations through Closing (the “Supplemental Advance”).

1.4	Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time all the properties, rights, privileges, powers and franchises of the Company and Merger Subsidiary shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Subsidiary shall become the debts, liabilities and duties of the Surviving Corporation.

1.5	Certificate of Incorporation of the Surviving Corporation. The form of Certificate of Incorporation of Merger Subsidiary, as amended, attached hereto as Exhibit B, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter further amended in accordance with Applicable Law, except that the name of the Surviving Corporation shall be Ovion Inc.

1.6	Bylaws of the Surviving Corporation. The Bylaws of Merger Subsidiary as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with Applicable Law, except that the name of the Surviving Corporation shall be Ovion Inc.

1.7	Directors and Officers of the Surviving Corporation. The directors and officers of Merger Subsidiary immediately prior to the Effective Time shall be the directors and officers respectively, of the Surviving Corporation until their respective successors shall be duly elected and qualified.

1.8	Initial Merger Consideration. Subject to Section 1.11 (Dissenting Shares) and Section 8.6 (Right of Set-Off), Parent shall pay for all of the Company Common Stock, Company Preferred Stock, Company Stock Options and Company Warrants issued and outstanding immediately prior to the Effective Time the consideration set forth in this Section 1.8 as follows:

(a)	Parent shall advance Three Hundred Thousand Dollars ($300,000) as a third loan to fund the ongoing operation of the Company (the “Third Loan” and, together with the First Loan and the Second Loan, the “Loans”) upon execution of this Agreement, unless Parent has previously advanced the Third Loan to the Company.

(b)	At Closing, Parent shall pay Ten Million Dollars ($10,000,000) (the “Initial Payment”), plus or minus, as the case may be, the Purchase Price Adjustment, if any (as defined in section 1.8(c)) (as so adjusted, the “Initial Merger Consideration”), which shall be paid by Parent to the Persons and in the amounts as follows: (x) One Million Dollars ($1,000,000) (the “Escrow Funds”) to the Escrow Agent to be held in escrow to secure any indemnification obligation of the Stockholders under Section 8.2; (y) Two Hundred Eighty Thousand Five Hundred Dollars ($280,500), in the aggregate, to the persons and in the amounts as set forth in Section 2.5 of the Disclosure Schedule, in partial repayment of the Bridge Loans; and (z) the balance of the Initial Merger Consideration, less any withholding described in 4.11(g), in accordance with the terms of the Payment Agreement (such balance payable to the Stockholders at Closing is sometimes referred to herein as the “Net Initial Merger Consideration”). The Escrow Funds shall not be distributed to the Stockholders until twelve (12) months after the Effective Time and shall only be distributed in accordance with the terms and conditions of the Escrow Agreement. In the event that Parent shall have perfected, prior to the expiration of such twelve- (12-) month period, a claim for indemnification pursuant to Section 8.4, the Stockholders’ Representative and the Parent shall endeavor in good faith to determine a reasonable estimate of the maximum amount of such claim and shall instruct the Escrow Agent to deliver any excess amount of Escrow Funds to the Payment Agent for distribution to the Stockholders in accordance with the Escrow Agreement.

(c)	The Initial Payment shall be adjusted (the “Purchase Price Adjustment”) as follows: (A) decreased by (i) the amount of the Loans; (ii) the amount of consideration that would have been payable to Dissenting Stockholders (as defined below) if they had not perfected their rights as Dissenting Stockholders; (iii) the amount, if any, by which Transaction Expenses exceed $150,000; (iv) any amounts paid prior to Closing in settlement of the Musket Litigation; (v) the Supplemental Advance, if any; and (vi) the aggregate amount of the employee bonuses payable at Closing, as set forth in Section 2.8(j) of the Disclosure Schedule; and (B) increased by (i) the Closing Capital and (ii) that portion of the Supplemental Advance, if any, that the Company spends on operations in the ordinary course of business, consistent in nature and amount with past practice, after having spent all other cash resources available to the Company following advancement by Parent of the Third Loan. “Closing Capital” shall mean the amount of cash on hand as of the Closing, excluding amounts received from the exercise of options and warrants, if any; provided, however, that the Company continues to pay its liabilities and make cash disbursements through the Closing in the ordinary course of business, consistent in timing, nature and amount with past practice.

(d)	Not less than three (3) business days prior to the Closing, the Company shall prepare and deliver to Parent a good faith written estimate of the Initial Merger Consideration, setting forth, in reasonable detail, a calculation of the estimated: (i) Purchase Price Adjustment, including estimated Transaction Expenses; and (ii) Closing Capital.

1.9	Contingent Merger Consideration. As additional consideration for the Merger and subject to the conditions set forth in this Section 1.9, Section 1.11 (Dissenting Shares), Section 4.11(g) (Tax Withholding) and Section 8.6 (Right of Set-Off), Parent shall make the following additional payments (collectively, the “Contingent Merger Consideration” and, together with the Initial Merger Consideration, the “Merger Consideration”) to the Payment Agent for distribution to those Stockholders who are not otherwise Dissenting Stockholders:

(a)	If the Company or Parent (i) receives IDE approval from the U.S. Food and Drug Administration (the “FDA”) to conduct a clinical trial of the Product, and (ii) commences an FDA-approved pivotal clinical trial with respect to the Product as demonstrated by the first successful placement of the Product in both ostia using flexible hysteroscopy (the “Clinical Trial”) (the “First Milestone”), Parent shall pay an additional Five Million Dollars ($5,000,000), less (i) the Legal Advance Funds, if any, advanced to the Company pursuant to Section 4.12, (ii) the amounts owed under the Bridge Loans on the First Milestone within fifteen (15) days of completing the First Milestone and (iii) the aggregate amount of the employee bonuses payable at the First Milestone, as set forth in Section 2.8(j) of the Disclosure Schedule;

(b)	If the Company or Parent completes enrollment of and placement of the Product in the minimum number of patients in the Clinical Trial required for a PMA submission (the “Second Milestone”), Parent shall pay an additional Five Million Dollars ($5,000,000), less (i) the amounts owed under the Bridge Loans on the Second Milestone within fifteen (15) days of completing the Second Milestone and (ii) the aggregate amount of the employee bonuses payable at the Second Milestone, as set forth in Section 2.8(j) of the Disclosure Schedule;

(c)	If the Company or Parent receives PMA approval, including but not limited to final labeling, from the FDA to market the Product for female sterilization (the “Third Milestone” and the date such approval is received, the “PMA-Approval Date”), Parent shall pay an additional Ten Million Dollars ($10,000,000) within fifteen (15) days of completing the Third Milestone; and

(d)	After the Third Milestone is successfully completed, Parent will pay an amount equal to one times Net Sales of the Product for the twelve- (12-) month period (the “Final Contingent Payment” and, together with the First Milestone, the Second Milestone and the Third Milestone, the “Milestones”) beginning on the later of: (A) the first fiscal quarter of Parent commencing more than six (6) months after the PMA-Approval Date or (B) January 1, 2008 (in either case, the “Contingent Period”).

(i)	If one or more of the Interference Requests have resulted in the U.S. Patent and Trademark Office declaring an interference that is pending at the end of the Contingent Period, Parent may pay all or a portion of the Final Contingent Payment, if any, to the Escrow Agent in an amount not to exceed the Maximum Interference Liability, minus any amounts previously set-off with respect to one or more of the Interference Requests (the “Additional Escrow Funds”) until final resolution of such interference.

(ii)	In the event of a catastrophic event, such as a war, terrorist attack, tornado, earthquake, or similar extraordinary event, or an FDA inspection, shutdown, or recall that causes the manufacturing of the Product to be suspended for five days or more and such suspension results in Parent being unable to fill orders for the Product, the Contingent Period shall be extended for the period of time that Parent is unable to fill orders for the Product.

(e)	Parent shall deliver to the Stockholders’ Representative, no later than sixty (60) days following the last day of the Contingent Period, a statement with reasonable detail reflecting Parent’s calculation of Net Sales for the Contingent Period (the “Contingent Calculation”). The Stockholders’ Representative shall not distribute these statements to any Person other than such advisors and consultants as may be necessary to assist the Stockholders’ Representative in reviewing the Contingent Calculation and any accompanying information. The Contingent Calculation will be deemed to be accepted by the Stockholders’ Representative and shall be conclusive for purposes of determining the Contingent Calculation, unless the Stockholders’ Representative shall have delivered to Parent within fifteen (15) days following delivery of the Contingent Calculation a written statement objecting to any of the information contained in the Contingent Calculation, specifying in reasonable detail the amount in dispute and accompanied by detailed schedules and work papers providing reasonable support for such determination. With respect to any undisputed portion of the Contingent Calculation (the “Undisputed Contingent Amount”), Parent shall pay fifty percent (50%) of such Undisputed Contingent Amount (the “Initial Contingent Payment Amount”) to the Payment Agent for distribution to the Stockholders pursuant to Section 1.9(g).

(f)	The Stockholders’ Representative may cause an audit to be made of those books and records of Parent and the Surviving Corporation that are reasonably necessary to review and audit the information delivered pursuant to Section 1.9(e) and created in connection with the Contingent Calculation. Any such audit shall be conducted only by an independent certified accountant selected by the Stockholders’ Representative and reasonably acceptable to Parent, after prior written notice to Parent, and shall be conducted during regular business hours at Parent’s offices and in such a manner so as not to interfere with Parent’s normal business activities. Parent agrees to permit such accountants, during normal business hours, to have reasonable access to, and to examine and make copies of, those books and records of Parent and the Surviving Corporation that are reasonably necessary to review and audit the Contingent Calculation. Neither the Stockholders’ Representative nor such auditors will have the right to review or audit any other books and records of Parent. In no event shall more than one audit be conducted, nor shall the records supporting any statements be audited more than once for the same purpose. In the event any such audit reveals any discrepancy less than five percent (5%) of the Net Sales for the period audited, the Stockholders shall pay for the reasonable third party costs and expenses of such audit. In the event any such audit reveals any discrepancy greater than or equal to five percent (5%) of the Net Sales for the period audited, Parent shall pay for the reasonable third party costs and expenses of such audit. The determination of the auditors with respect to the Contingent Calculation (the “Final Contingent Calculation”) shall be final and binding upon the parties hereto.

(g)	Subject to Section 8.6, within fifteen (15) days following final determination of the Contingent Calculation pursuant to Section 1.9(e) or 1.9(f), Parent shall pay to the Payment Agent for distribution to the Stockholders an amount equal to either (i) the Contingent Calculation, in the case in which no dispute has arisen in connection with the Contingent Calculation or (ii) the amount obtained by subtracting (A) the Initial Contingent Payment Amount from (B) the Final Contingent Calculation.

1.10	Cancellation and Conversion of Company Securities at the Effective Time. On or prior to Closing, all outstanding shares of Company Preferred Stock shall be converted into Company Common Stock in accordance with the Company’s Certificate of Incorporation and Applicable Law. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any share of capital stock of the Company or Merger Subsidiary:

(a)	Subject to the terms and conditions hereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) Company Common Stock held in the Company’s treasury, (ii) Company Common Stock held at the Effective Time by Parent, Merger Subsidiary or any Affiliate of Parent, and (iii) Dissenting Shares) shall automatically be converted into the right to receive Merger Consideration in cash, payable to the holders thereof upon surrender of the Certificates (as defined in Section 1.12(a) below) in accordance with their Percentage Interest, as set forth in Schedule 1.10.

(b)	Each Company Stock Option and each Company Warrant that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall, effective immediately prior to the Effective Time, be cancelled and the holder of such Company Stock Option or Company Warrant, as applicable, shall have the right to receive the Merger Consideration minus the exercise price for such Company Stock Option or Company Warrant, that is due such holder based on the number of shares vested or exercisable as of the Effective Time, in accordance with their Percentage Interest, as set forth in Schedule 1.10. Except as otherwise agreed to in writing by the parties hereto, the Company Stock Option Plans and any other plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of the Company shall terminate as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of a Company Stock Option or Company Warrant shall have any right thereunder to acquire any equity securities of the Company, Parent or Merger Subsidiary.

(c)	Each share of the common stock, par value $.01 per share, of Merger Subsidiary (“Merger Subsidiary Common Stock”), issued and outstanding at the Effective Time of the Merger shall be converted into one (1) share of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”).

(d)	Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock held by Parent, Merger Subsidiary or any Affiliate of Parent, Merger Subsidiary or the Company immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of Merger Subsidiary, the Company or the holder thereof, be canceled, retired and cease to exist without payment of any consideration therefore and without any conversion thereof.

(e)	At least three days prior to Closing, the Company shall prepare and deliver to Parent Schedule 1.10.

1.11	Dissenting Shares.

(a)	Notwithstanding any provision of this Agreement to the contrary, any shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time that are held by any holder of shares of Company Capital Stock that has not voted in favor of the Merger (if entitled to vote) and has properly exercised and perfected appraisal rights in accordance with either Section 262 et. seq. of the DGCL or Section 1300 et seq. of the California Corporations Code (the “CCC”) (such holders are referred to as “Dissenting Stockholders” and such shares are referred to as “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, but will become entitled to the right to receive such consideration as may be determined to be due to the holders of such Dissenting Shares pursuant to the DGCL or the CCC); provided, however, that any holder of Dissenting Shares who will have failed to perfect or who effectively will have withdrawn or lost such rights of appraisal under the DGCL or the CCC will forfeit the right to appraisal of such shares of Company Capital Stock, and such shares of Company Capital Stock will no longer be Dissenting Shares and, as of the Effective Time, will be deemed to have been converted into the right to receive the Merger Consideration.

(b)	The Company will give Parent and Merger Subsidiary prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other related instruments received by the Company and, Parent will have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company will not, except with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands. Notwithstanding anything to the contrary in this Section 1.11 if (i) the Merger is terminated, rescinded or abandoned or (ii) if the Stockholders revoke the authority to effect the Merger, then the right of any Stockholder to be paid the fair value of such Stockholder’s shares of Company Capital Stock will cease. The Surviving Corporation will comply with all obligations of the DGCL and CCC with respect to Dissenting Stockholders.

1.12	Escrow Procedure; Exchange of Certificates.

(a)	U.S. Bank National Association or such other bank as the parties may agree shall act as the payment agent (in such capacity, the “Payment Agent”), pursuant to a payment agreement to be entered into between the Company and the Payment Agent (the “Payment Agreement”), and escrow agent (in such capacity, the “Escrow Agent”), pursuant to the Escrow Agreement, for the benefit of the holders of Company Common Stock and Company Preferred Stock for the purpose of paying the Merger Consideration upon surrender of certificates which immediately prior to the Effective Time represented Company Common Stock or Company Preferred Stock (in either case, the “Certificates”).

(b)	At the Closing, Parent shall deposit, or shall cause to be deposited, with the Payment Agent pursuant to the Payment Agreement, for the benefit of the Stockholders, cash in U.S. dollars in an amount equal to the Net Initial Merger Consideration.

(c)	To the extent that sums are released by the Payment Agent or the Escrow Agent to the Stockholders or the Parent in accordance with this Agreement or the Escrow Agreement, any accumulated interest shall be distributed in accordance with the Payment Agreement or the Escrow Agreement, as the case may be.

(d)	As soon as reasonably practicable after the Effective Time, the Payment Agent shall mail to each holder of record of Certificates: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent and shall be in such form and have such other provisions as Parent and the

Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for a cash payment of the proper Merger Consideration when and if it becomes payable under this Agreement. Upon surrender of a Certificate for cancellation to the Payment Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor by check or wire transfer, as the case may be, an amount equal to the proper Merger Consideration when and if it becomes payable under this Agreement, and the Certificate so surrendered shall forthwith be canceled. No interest shall be paid or accrued on any Merger Consideration upon the surrender of any Certificates. In the event of a transfer of ownership of Company Common Stock or Company Preferred Stock which is not registered in the transfer records of the Company, payment of the proper Merger Consideration when and if it becomes payable under this Agreement may be paid to a transferee if the Certificate representing such Company Common Stock or Company Preferred Stock, as applicable, is presented to the Payment Agent, accompanied by all documents that the Payment Agent may require to evidence and effect such transfer and by evidence that any applicable stock transfer or other taxes required as a result of such payment to a Person other than the registered holder of such shares have been paid. Until surrendered and exchanged as contemplated by this Section 1.12, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender an amount equal to the proper Merger Consideration when and if it becomes payable under this Agreement.

(e)	In the event that any Certificate shall have been lost, stolen or destroyed, the Payment Agent will, upon the making of an affidavit of that fact by the holder claiming such Certificate to have been lost, stolen or destroyed, pay the proper Merger Consideration as would be required pursuant to this Agreement but for the failure to deliver such Certificate to the Payment Agent; provided, however, that the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Surviving Corporation with respect to the Certificate alleged to have been lost, stolen or destroyed.

(f)	The Merger Consideration paid upon the surrender of Certificates for exchange of Company Common Stock and Company Preferred Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock and Company Preferred Stock. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company Common Stock or Company Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 1, except as otherwise provided by Applicable Law.

(g)	Notwithstanding Section 1.12(d), neither the Surviving Corporation nor Parent shall be liable to any holder of Company Common Stock or Company Preferred Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h)	To the extent permitted by Applicable Law, any amounts of Merger Consideration, including any Escrow Funds, Additional Escrow Funds and any Set-Off Amounts pursuant to Section 8.6, remaining unclaimed by any holder of Company Common Stock or Company Preferred Stock at the time the Escrow Agreement and Payment Agreement are terminated in accordance with their respective terms (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall be delivered to Parent and shall become the property of the Parent, subject to the rights of any such Stockholder to claim such amounts from Parent.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE PRINCIPAL
STOCKHOLDERS

     As a material inducement to Parent and Merger Subsidiary to enter into this Agreement, with the understanding that Parent and Merger Subsidiary will be relying thereon in consummating the transactions contemplated hereunder, the Company and the Principal Stockholders, jointly and severally, hereby represent and warrant to Parent and Merger Subsidiary that except as set forth in the Disclosure Schedule delivered by the Company to Parent and Merger Subsidiary on the date hereof (the “Disclosure Schedule”) the statements contained in this Article 2 are true and correct. The Disclosure Schedule is arranged in sections corresponding to the sections and subsections of this Article 2, and disclosure in one section of the Disclosure Schedule shall constitute disclosure for all sections of the Disclosure Schedule only to the extent to which the applicability of such disclosure is reasonably apparent.

2.1	Corporate Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority, and all governmental licenses, governmental authorizations, governmental consents and governmental approvals, required to carry on its business as now conducted and to own, lease and operate the assets and properties of the Company as now owned, leased and operated, except for any such governmental licenses, governmental authorizations, governmental consents and governmental approvals the failure to have would not have a Material Adverse Effect on the Company. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in every jurisdiction in which the character or location of its properties and assets owned, leased or operated by the Company or the nature of the business conducted by the Company requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing in such other jurisdiction would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has heretofore delivered to Parent complete and accurate copies of its Certificate of Incorporation and Bylaws, as currently in effect. The

Disclosure Schedule contains a list of all jurisdictions in which the Company is qualified or licensed to do business.

2.2	Subsidiaries. The Company does not have and has never had any subsidiaries. The Company does not own or control or have any capital, equity, partnership, participation or other ownership interest in any corporation, partnership, joint venture or other business association or entity.

2.3	Authorization. The Company has the full corporate power and authority to enter into this Agreement and, subject to obtaining the necessary approval of its stockholders with respect to the Merger, to carry out the transactions contemplated herein. The Board of Directors of the Company have taken, and prior to the Closing the Stockholders will have taken, all action required by law, the Company’s Certificate of Incorporation and Bylaws and otherwise to duly and validly authorize and approve the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated herein and no other corporate proceedings on the part of the Company are, or will be, necessary to authorize this Agreement or to consummate the transactions contemplated hereby. The affirmative vote of holders of at least: (a) a majority of the outstanding shares of Company Capital Stock, voting together as a class; (b) a majority of the outstanding shares of Company Preferred Stock, voting separately as a class, and (c) a majority of the outstanding shares of Company Common Stock, voting separately as a class, are the only votes of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and to consummate the Merger. This Agreement has been, and the agreements, if any, required by Article 5 will be, duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligations of the Company, enforceable against it in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and rules of law governing specific performance, injunctive relief or other equitable remedies.

2.4	Capitalization of the Company. The authorized capital stock of the Company consists of (a) 15,000,000 shares of Company Common Stock, 3,140,955 shares of which are issued and outstanding; and (b) 5,000,000 shares of Company Preferred Stock, 321,795 shares of which are issued and outstanding and convertible into 321,795 shares of Company Common Stock. All of the issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All issued and outstanding shares of Company Capital Stock are owned (of record) solely by the Stockholders in the exact amounts as set forth in the Disclosure Schedule. There are 500,000 shares of Company Common Stock reserved for future issuance pursuant to Company Stock Plans, including 347,500 shares subject to outstanding Company Stock Options, and 106,983 shares of Company Preferred Stock subject to outstanding Company Warrants. There are no other outstanding (w) shares of capital stock or other voting securities of the Company, (x) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (y) options, warrants, conversion privileges, contracts, understandings, agreements or other rights to purchase or acquire from the Company, and, no obligations of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and (z) equity equivalent interests in the ownership or earnings of the Company or other similar rights (collectively, “Company Securities”). There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. Except as contemplated under Section 2.35, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company.

2.5	Non-Contravention. Neither the execution, delivery and performance by the Company of this Agreement nor the consummation of the transactions contemplated herein will (a) contravene or conflict with the Certificate of Incorporation or Bylaws of the Company, (b) contravene or conflict with or constitute a violation of any provision of any Applicable Law binding upon or applicable to the Company, or any of the Company’s assets; (c) result in the creation or imposition of any Lien on any of the Company’s assets, other than Permitted Liens or (d) be in conflict with, constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any material benefit under, or give rise to any right of termination, cancellation, increased payments or acceleration under any terms, conditions or provisions of any note, bond, lease, mortgage, indenture, license, contract, franchise, permit, instrument or other agreement or obligation to which the Company is a party, or by which any of their respective properties or assets may be bound, except in the case of clause (b) where such conflicts or other occurrences could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.6	Consents and Approvals. No consent, approval, order or authorization of or from, or registration, notification, declaration or filing with (hereinafter sometimes separately referred to as a “Consent” and sometimes collectively as “Consents”) any individual or entity, including without limitation any Governmental Authority or Person, is required in connection with the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated herein, other than the requirements of the DGCL for filing of appropriate documents to effect the Merger. The Company is the “acquired person” within the meaning of Rule 801.2(b) promulgated pursuant to the HSR Act and does not within the meaning of Rule 801.1 of the HSR Act directly or indirectly control (as defined in Rule 801.1(b)) any entities, trusts, partnerships or other business organizations. The Company had total assets as of the date of its last regularly prepared balance sheet (as determined in accordance with Rule 801.11 of the HSR Act) of less than Ten Million Seven Hundred Thousand Dollars ($10,700,000) and annual net sales for its most recent fiscal year (as determined in accordance with Rule 801.11 of the HSR Act) of less than Ten Million Seven Hundred Thousand Dollars ($10,700,000). There are no facts relating to the identity or circumstances of the Company that would prevent or materially delay obtaining any of the Consents.

2.7	Financial Statements; Undisclosed Liabilities.

(a)	The Company has delivered to Parent true, correct and complete copies of the unaudited balance sheet, as of April 30, 2005 of the Company (the “Latest Balance Sheet”) and the unaudited statements of income, stockholders’ equity and cash flows of the Company for the three-month period ended April 30, 2005 (such statements of income, stockholders’ equity and cash flows and the Latest Balance Sheet being herein referred to as the “Latest Financial Statements”). The Latest Financial Statements are based upon the information contained in the books and records of the Company and fairly and accurately present the financial condition of the Company as of the dates thereof and results of operations for the periods referred to therein. The Latest Financial Statements have been prepared in accordance with the income tax basis of accounting consistently applied.

(b)	All accounts, books and ledgers related to the business of the Company are properly and accurately kept, are complete in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein. The Company does not have any of its records, systems, controls, data, or information recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership (excluding licensed software programs) and direct control of the Company.

(c)	Except as and to the extent reflected in the Latest Balance Sheet, the Company has no liabilities or obligations (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted) arising out of transactions or events heretofore entered into, or any action or inaction, or any state of facts existing, with respect to or based upon transactions or events heretofore occurring, except liabilities of not more than $150,000 in the aggregate that have arisen after the date of the Latest Balance Sheet in the ordinary course of business, consistent with past custom and practice (none of which is a liability for breach of contract, breach of warranty, violation of Applicable Law, tort, infringement, claim or lawsuit).

2.8	Absence of Certain Changes. Except as otherwise authorized by this Agreement, since December 31, 2004, the Company has owned and operated its assets, properties and businesses in the ordinary course of business and consistent with past practice and there has not been:

(a)	any change, effect, event, occurrence, state of facts or development that individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

(b)	any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company (other than any wholly-owned subsidiary) of any outstanding shares of capital stock or other equity or debt securities of, or other ownership interests in, the Company;

(c)	any split, combination or reclassification of any of its capital stock;

(d)	any amendment of any provision of the Certificate of Incorporation, Bylaws or other governing documents of, or of any material term of any outstanding security issued by, the Company;

(e)	any incurrence, assumption or guarantee by the Company of any indebtedness for borrowed money;

(f)	any change in any method of accounting or accounting practice by the Company;

(g)	issuance of any equity or debt securities of the Company other than pursuant to the Company Stock Option Plans, Company Stock Options or Company Warrants in the ordinary course of business and consistent with past practice;

(h)	acquisition or disposition of assets material to the Company, taken as a whole, except for sales of inventory in the ordinary course of business consistent with past practice, any acquisition or disposition of capital stock of any third party, or any merger or consolidation with any third party, by the Company;

(i)	any creation or assumption by the Company of any Lien except for Permitted Liens;

(j)	any individual capital expenditure (or series of related capital expenditures) either involving more than Ten Thousand Dollars ($10,000) or outside the ordinary course of business;

(k)	any material damage, destruction or loss (whether or not covered by insurance) from fire or other casualty to its tangible property;

(l)	any material increase in the base salary of any officer or employee of the Company;

(m)	any adoption, amendment, modification, or termination of any bonus, profit-sharing, incentive, severance or other similar plan for the benefit of any of its directors, officers or employees except as required by Applicable Law;

(n)	entry by the Company into any joint venture, partnership or similar agreement with any person;

(o)	any filing of any amended Tax Return, settlement of any Tax claim or assessment relating to the Company, payment of any estimated Taxes in excess of $10,000,

change in method of Tax accounting, or consent to the extension or waiver of the limitations period applicable to any claim or assessment with respect to Taxes; or

(p)	any authorization of, or commitment or agreement to take any of, the foregoing actions except as otherwise permitted by this Agreement.

2.9	Assets and Properties.

(a)	The Company has good and valid right, title and interest in and to or, in the case of leased properties or properties held under license, good and valid leasehold or license interests in, all of its assets and properties, including, but not limited to, all of the machinery, equipment, terminals, computers, vehicles, and all other assets and properties (real, personal or mixed, tangible or intangible) reflected in the Latest Balance Sheet and all of the assets purchased or otherwise acquired since the date of the Latest Balance Sheet, except those assets and properties disposed of in the ordinary course of business after the date of the Latest Balance Sheet. The Company holds title to each such property and asset free and clear of all Liens, except Permitted Liens.

(b)	The (i) current use and operation of all real property is in compliance with all Applicable Laws (including without limitation laws relating to parking, zoning and land use) and public and private covenants and restrictions except where non-compliance would not be reasonably likely to have a Material Adverse Effect on the Company, (ii) Company has not received written notice of noncompliance with any Applicable Laws and (iii) utilities, access and parking, if any, for each such real property are adequate for the current use and operation of each such real property. There are no zoning, building code, occupancy restriction or other land-use regulation proceedings or any proposed change in any Applicable Laws, which could materially detrimentally affect the use or operation by the Company of any real property, nor has the Company received any written notice of any special assessment proceedings affecting the real property, or applied for any change to the zoning or land use status of the real property. The Company has obtained all licenses, permits, approvals, easements and rights of way (and all such items are currently in full force and effect) required from any Governmental Authority having jurisdiction over each real property or from private parties for the current use and operation of each real property except where the failure to obtain such licenses, permits, approvals, easements and rights of way would not be reasonably likely to have a Material Adverse Effect on the Company. Neither the Company, nor any Subsidiary is a foreign person, as the term foreign person is defined in Section 1445(f)(3) of the Code.

2.10	Manufacturing and Marketing Rights. The Company has not granted rights to manufacture, produce, assemble, license, market, or sell the Product to any other person and is not bound by any agreement that affects the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell the Product.

2.11	FDA and Regulatory Matters.

(a)	The Company has obtained all necessary and applicable approvals, clearances, authorizations, licenses and registrations required by United States or foreign governments or government agencies, to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, and distribution of its products in jurisdictions where it currently conducts such activities with respect to each product, but excluding Environmental Permits which are addressed in Section 2.22 below (collectively, the “Company Licenses”). The Company is in compliance in all material respects with the terms and conditions of each Company License. The Company is in compliance in all material respects with all Applicable Laws regarding registration, license, certification for each site at which a product is manufactured, labeled, or distributed. To the extent any product has been exported from the United States, the Company has exported such product in compliance in all material respects with Applicable Laws. All manufacturing operations performed by or on behalf of the Company have been and are being conducted in all material respects in compliance with the Quality Systems regulations of the FDA and, to the extent applicable to the Company, counterpart regulations in the European Union and all other countries where compliance is required. All non-clinical laboratory studies of products sponsored by the Company and intended to be submitted to regulatory authorities in support of regulatory clearance or approval, have been and are being conducted in compliance in all material respects with the FDA’s good Laboratory Practice for Non-Clinical Studies regulations (21 CFR Part 58) in the United States and, to the extent applicable to the Company, counterpart regulations in the European Union and all other countries. The Company is in compliance in all material respects with all applicable reporting requirements for all Company Licenses or plant registrations including, but not limited to, applicable adverse event reporting requirements in the United States and outside of the United States under Applicable Law. The Disclosure Schedule sets forth a list of all Company Licenses.

(b)	The Company is in compliance in all material respects with all FDA and non-United States equivalent agencies and other Applicable Laws relating to the maintenance, compilation and filing of reports, including medical device reports, with regard to the Company’s products. The Disclosure Schedule sets forth a list of all applicable adverse event reports related to the Products, including any report filed under 21 CFR § 812.150(b).

(c)	Neither the Company nor any Subsidiary has received any written notice or other written communication from the FDA or any other Governmental Authority alleging any violation of Applicable Law by the Company.

(d)	There have been no recalls, field notifications or seizures ordered or adverse regulatory actions taken or, to the Company’s Knowledge, threatened by the FDA or any other Governmental Authority with respect to any of the Company’s products, including any facilities where any such products are produced, processed, packaged or stored, and neither the Company nor any Subsidiary has within the last three years, either voluntarily or at the request of any Governmental Authority, initiated or participated in a recall of any product.

(e)	The Company and each Subsidiary have conducted all of their clinical trials with reasonable care and in all material respects in accordance with all Applicable Laws and the stated protocols for such clinical trials.

(f)	All filings with and submissions to the FDA and any corollary entity in any other jurisdiction made by the Company with regard to the Company’s products, were true, accurate and complete in all material respects as of the date made, and, to the extent required to be updated, as so updated remain true, accurate and complete in all material respects as of the date hereof, and do not materially misstate any of the statements or information included therein, or omit to state a material fact necessary to make the statements therein not misleading.

2.12	Reimbursement/Billing.

(a)	The Company is neither a provider nor a supplier under Medicare, Medicaid or any other government-sponsored health care program (collectively, “Government Programs”), and does not bill any Government Program or third party payor for its products.

(b)	There is no pending, nor to the knowledge of Company, threatened, proceeding or investigation under any Government Program involving the Company.

(c)	To Company’s actual knowledge, the Company has not arranged with or contracted with (by employment or otherwise) any person who is excluded from participation in any Government Program for the provision of items or services for which payment may be made under any such Government Program. None of the officers, directors, or managing employees (as such term is defined in 42 U.S.C. § 1320a-5(b)) of the Company, has been excluded from any Government Program or been subject to sanction pursuant to 42 U.S.C. § 1320a-7a or 1320a-8 or been convicted of a crime described at 42 U.S.C. § 1320a-7b.

(d)	Neither the Company, any director, officer or employee of the Company, nor any agent acting on behalf of or for the benefit of any of the foregoing, has directly or indirectly in connection with the Company: (i) offered or paid any remuneration, in cash or in kind, to or made any financial arrangements with, any past, present or potential customers, past or present suppliers, patients, contractors or employees of third party payors or Government Programs in order to obtain business or payments from such persons other than in the ordinary course of business; (ii) given or agreed to give, any gift or gratuitous payment of any kind, nature or description (whether in money, property or services) to any customer or potential customer, supplier or potential supplier, contractor, third party payor or any other person other than in connection with promotional or entertainment activities in the ordinary course of business and in compliance with the

Company’s compliance program; or (iii) made any false entries on any of the Company’s books or records for any purpose prohibited by Applicable Law.

(e)	Neither the Company, nor any director, officer or employee of the Company is a party to any contract to provide services, lease space or lease equipment to the Company with any physician, health care facility, hospital or other person who is in a position to make or influence referrals to the Company where such contract or provision of services or space is prohibited by Applicable Law.

2.13	Compliance with Applicable Laws. The Company, and each of its officers, directors, agents and employees have complied in all material respects with all Applicable Laws, including, but not limited to, Applicable Laws relating to Government Programs and to billing and health care fraud (including the federal Anti-Kickback Law, 42 U.S.C. §1320a-7b, the Stark I and II Laws, 42 U.S.C. §1395nn, as amended, and the False Claims Act, 31 U.S.C. §3729 et seq. and any regulations related thereto, as well as with any similar state statutes). To the Company’s Knowledge, no claims have been filed against the Company alleging a violation of any Applicable Law. The Company is not a “covered entity” or a “business associate” within the meaning of the HIPAA Privacy Regulations.

2.14	Government Inspections. The Company (i) is not a party to a Corporate Integrity Agreement with the Office of the Inspector General of the Department of Health and Human Services, (ii) has no reporting obligations pursuant to any settlement agreement entered into with any governmental body, (iii) to the Company’s Knowledge, has not been the subject of any Government Program investigation conducted by any governmental body, (iv) has not been a defendant in any qui tam/False Claims Act litigation (other than by reason of an unsealed complaint of which the Company has no knowledge), and (v) has not been served with or received any search warrant, subpoena, civil investigation demand, contact letter, or to the Company’s Knowledge, telephone or personal contact by or from any governmental body.

2.15	Permits. The Disclosure Schedule sets forth all approvals, authorizations, certificates, consents, licenses, orders and permits and other similar authorizations of all Governmental Authorities (and all other Persons) that are necessary for the Company to conduct its business and own and operate its properties, but excluding Environmental Permits which are addressed in Section 2.22 below (the “Permits”). Each Permit is valid and in full force and effect and none of the Permits will be terminated, revoked, modified or become terminable or impaired in any respect for any reason, except as would not have a Material Adverse Effect on the Company. The Company has conducted its business in compliance with all material terms and conditions of the Permits. The term Permits shall not include any Company License as defined in Section 2.11.

2.16	Inventories. All inventories of the Company reflected in the Latest Balance Sheet (a) to the Company’s Knowledge, conform to the material specifications established therefor, and (b) to the Company’s Knowledge, have been manufactured in material compliance with all Applicable Laws. The quantities of all inventories, materials and supplies of the Company are not obsolete, damaged, slow-moving, defective or excessive and the present quantities of all inventory, materials and supplies of the Company are reasonable in the present circumstances of the business of the Company, as a whole, as currently conducted, except for items that are obsolete or below standard quality, all of which are immaterial to the overall financial condition of the Company, taken as a whole, and have been adequately allowed for in the Latest Balance Sheet.

2.17	Litigation. There are no (a) actions, suits, claims, hearings, arbitrations, proceedings (public or private) or governmental investigations that have been brought by any Governmental Authority or any other Person against the Company or any officer, employee or director of the Company in their capacity as such (collectively, “Proceedings”), nor any investigations or reviews by any Governmental Authority against or affecting the Company, pending or, to the Company’s Knowledge, threatened, against or by the Company or any of their assets or which seek to enjoin or rescind the transactions contemplated by this Agreement; and (b) existing orders, judgments or decrees of any Governmental Authority naming the Company as an affected party or otherwise affecting any of the assets or the business of the Company.

2.18	Contracts.

(a)	The Disclosure Schedule lists the following Contracts of the Company (collectively, the “Scheduled Contracts”):

(i)	Each Contract providing for the lease of real property by the Company or which is used by Company in connection with the operation of its business.

(ii)	Each Contract relating to all machinery, tools, equipment, motor vehicles, rolling stock and other tangible personal property (other than inventory and supplies) owned, leased or used by the Company, except for items having remaining payments of less than $10,000 which do not, in the aggregate, have remaining payments of more than $25,000 or having a remaining term of longer than six (6) months or that are not cancelable by the Company in its discretion and without penalty upon notice of sixty (60) days or less.

(iii)	Each Contract to which the Company is a party that would reasonably be expected to involve payments by or to the Company in excess of $25,000, or would have a Material Adverse Effect.

(iv)	All Contracts relating to, or evidences of, or guarantees of, or providing security for, indebtedness or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset).

(v)	Each independent sales representative or distribution agreement, supply agreement or similar Contract relating to or providing for the marketing or manufacturing of the Company’s products.

(vi)	Each consulting, development, joint development, research and development, regulatory or similar Contract relating to development of the Company’s products or Intellectual Property and each Contract under which the Company has granted or obtained a license to Intellectual Property, other than commercial software licenses.

(vii)	All acquisition, partnership, joint venture, teaming arrangements or other similar Contracts.

(viii)	Any Contract under which the Company has agreed not to compete or has granted to a third party an exclusive right that restricts or otherwise adversely affects the ability of the Company to conduct its business.

(ix)	All Benefit Plans.

(x)	All Contracts with any “disqualified individual” (as defined in Section 280G(c) of the Code) which contains any severance or termination pay liabilities which would result in a disallowance of the deduction for any “excess parachute payment” (as defined in Section 280G(b)(l) of the Code) under Section 280G of the Code.

(xi)	Every Contract between the Company and any of the Company’s officers, directors or more than 5% stockholders, or any entity in which any of the Company’s officers, directors or more than 5% stockholders has a greater than 2% equity interest.

(xii)	All Contracts for clinical or marketing trials relating to the Company’s products and all Contracts with physicians, hospitals or other healthcare providers, or other scientific or medical advisors.

(xiii)	All Contracts not identified in clause (xii) which relate to the Company’s compliance with or obligation to comply with the requirements of the HIPAA Privacy Regulations, including without limitation all business associate agreements, subcontractor agreements, confidentiality agreements and similar contracts.

(b)	The Company has delivered to Parent true and correct copies (or summaries, in the case of any oral Contracts) of all such Scheduled Contracts. None of the Scheduled Contracts contain a provision requiring the consent of any party with respect to the consummation of the transaction contemplated herein. No notice of default arising under any Scheduled Contract has been delivered to or by the Company. Each Scheduled Contract is a legal, valid and binding obligation of the Company and each other party thereto, enforceable against each such party thereto in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity, and neither the Company, nor, to the Company’s Knowledge, the other party thereto, is in breach, violation or default thereunder. The Company is not a party to and is not bound by any contract, agreement or instrument that currently has or would have a Material Adverse Effect.

2.19	Benefit Plans.

(a)	None of the Company, or any other ERISA Affiliate sponsors, maintains, contributes to, is required to contribute to or has or could have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to, any Pension Plan, including, without limitation, any such plan that is excluded from coverage by Section 4 of ERISA or is a “Multiemployer Plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA. To the Company’s Knowledge, each such Pension Plan that is a Multiemployer Plan has been operated in all material respects in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and other Applicable Law. Each such other Pension Plan has been operated in all material respects in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and all other Applicable Law. All Pension Plans which the Company operates as plans that are qualified under the provisions of Section 401(a) of the Code satisfy in form and operation all applicable qualification requirements and has not received in the preceding seven (7) years or committed to receive a transfer of assets and/or liabilities or spin-off from another plan, except transfers, which qualify as transfers from eligible rollover distributions within the meaning of Code Section 402(c)(4). None of the Company, any Subsidiary or any other ERISA Affiliate has sponsored, maintained or contributed to any Pension Plan which, during the preceding seven (7) years, has been terminated, including by way of merger with or into another Pension Plan.

(b)	No Pension Plan is now nor has ever been “top-heavy” pursuant to Section 416 of the Code.

(c)	The Disclosure Schedule sets forth the name of each ERISA Affiliate.

(d)	None of the Company, any Subsidiary or any other ERISA Affiliate has or could have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, to any Pension Plan, the Pension Benefit Guaranty Corporation or any other person, arising directly or indirectly under Title IV of ERISA other than liability pursuant to Section 4007 for premiums which are not yet due (without regard to any waiver). No “reportable event,” within the meaning of Section 4043 of ERISA, has occurred with respect to any Pension Plan subject to Title IV of ERISA. None of the Company, any Subsidiary or any other ERISA Affiliate has ceased operations at any facility or withdrawn from any Company Pension Plan in a manner which could subject the Company, any Subsidiary or any other ERISA Affiliate to liability under Section 4062(e), 4063 or 4064 of ERISA. None of the Company, any

Subsidiary or any other ERISA Affiliate maintains, contributes to or has participated in or agreed to participate in any Pension Plan that is a Multiemployer Plan. None of the Company, any Subsidiary or any other ERISA Affiliate has been a party to a sale of assets to which Section 4204 of ERISA applied with respect to which it could incur any withdrawal liability (including any contingent or secondary withdrawal liability) to any Multiemployer Plan. None of the Company, any Subsidiary or any other ERISA Affiliate has incurred, or has experienced an event that will, within the ensuing twelve (12) months, result in, a “complete withdrawal” or “partial withdrawal,” as such terms are defined respectively in Sections 4203 and 4205 of ERISA, with respect to a Pension Plan which is a Multiemployer Plan, and nothing has occurred that could result in such a complete or partial withdrawal. None of the Company, any Subsidiary or any other ERISA Affiliate has incurred a decline in contributions to any Multiemployer Plan such that, if the current rate of contributions continues, a seventy percent (70%) decline in contributions (as defined in Section 4205 of ERISA) will occur within the next three (3) plan years.

(e)	None of the Company, any Subsidiary or any other ERISA Affiliate sponsors, maintains, contributes to, is required to contribute to, or has or could have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to any Welfare Plan, whether insured or otherwise, including, without limitation, any such plan that is a Multiemployer Plan within the meaning of Section 3(37) of ERISA. To the Company’s Knowledge, each such Welfare Plan that is a Multiemployer Plan has been operated in all material respects in accordance with its terms and in compliance in all material respects with applicable provisions of ERISA, the Code and other Applicable Law. Each such other Welfare Plan has been operated in all material respects in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and all other Applicable Law. Benefits under each Welfare Plan are fully insured by an insurance company unrelated to the Company, any Subsidiary or any other ERISA Affiliate. No insurance policy or contract requires or permits retroactive increase in premiums or payments due thereunder. None of the Company, any Subsidiary or any other ERISA Affiliate has established or contributed to, is required to contribute to or has or could have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, “welfare benefit fund” within the meaning of Section 419 of the Code, “qualified asset account” within the meaning of Section 419A of the Code or “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. No Welfare Plan that is a Multiemployer Plan imposes any post-withdrawal liability or contribution obligations upon the Company or any ERISA Affiliate. None of the Company, any Subsidiary or any other ERISA Affiliate maintains, contributes to or has or could have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to medical, health, life or other welfare benefits for present or future terminated employees or their spouses or dependents other than as required by Part 6 of Subtitle B of Title I of ERISA or any comparable state law.

(f)	None of the Company, any Subsidiary or any other ERISA Affiliate is a party to, maintains, contributes to, is required to contribute to or has or could have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to any Compensation Plan. Each Compensation Plan has been operated in all material respects in accordance with its terms and in compliance in all material respects with the applicable provisions of all Applicable Law.

(g)	There are no facts or circumstances which could, directly or indirectly, subject the Company, any Subsidiary or any other ERISA Affiliate to any (i) excise tax or other liability under Chapters 43, 46 or 47 of Subtitle D of the Code, (ii) penalty tax or other liability under Chapter 68 of Subtitle F of the Code or (iii) civil penalty, damages or other liabilities arising under Section 502 of ERISA.

(h)	Full payment has been made of all amounts which the Company, any Subsidiary or any other ERISA Affiliate is required, under Applicable Law, the terms of any Benefit Plan, or any agreement relating to any Benefit Plan, to have paid as a contribution, premium or other remittance thereto or benefit thereunder. Each Pension Plan that is subject to the minimum funding standards of Section 412 of the Code and/or Section 302 of ERISA meets those standards and has not incurred any accumulated funding deficiency within the meaning of Section 412 or 418B of the Code or Section 302 of ERISA and no waiver of any minimum funding requirements has been applied for or obtained with respect to any Pension Plan. The Company, the Subsidiaries and each other ERISA Affiliate has made adequate provisions for reserves or accruals in accordance with GAAP to meet contribution, benefit or funding obligations arising under Applicable Law or the terms of any Benefit Plan or related agreement. There will be no change on or before Closing Date in the operation of any Benefit Plan or any documents with respect thereto which will result in an increase in the benefit liabilities under such Benefit Plans, except as may be required by law.

(i)	The Company and each other ERISA Affiliate has timely complied in all material respects with all reporting and disclosure obligations with respect to the Benefit Plans imposed by the Code, ERISA or other Applicable Law.

(j)	There are no pending or, to the Company’s Knowledge, threatened audits, investigations, claims, suits, grievances or other proceedings, and there are no facts that could give rise thereto, involving, directly or indirectly, any Benefit Plan, or any rights or benefits thereunder, other than the ordinary and usual claims for benefits by participants, dependents or beneficiaries.

(k)	The transactions contemplated herein do not result in any payment (whether of severance pay or otherwise), forgiveness of debt, distribution, increase in benefits, obligation to fund, or the acceleration of accrual, vesting, funding or payment of any contribution or benefit under any Benefit Plan.

(l)	No employer other than the Company and/or an ERISA Affiliate is permitted to participate or participates in the Benefit Plans. No leased employees (as defined in Section 414(n) of the Code) or independent contractors are eligible for, or participate in, any Benefit Plans.

(m)	No action or omission of the Company, any Subsidiary or any other ERISA Affiliate or any director, officer, employee, or agent thereof in any way restricts, impairs or prohibits the Parent, the Company, any Subsidiary, any other ERISA Affiliate or any successor from amending, merging, or terminating any Benefit Plan in accordance with the express terms of any such plan and Applicable Law.

(n)	The Disclosure Schedule lists each Benefit Plan and the Company has delivered to the Parent true and complete copies of all Benefit Plan documents and related trust agreements or other agreements or contracts evidencing any funding vehicle with respect thereto, including all amendments. The Company has delivered to the Parent true and complete copies of: (i) the three most recent annual reports on Treasury Form 5500, including all schedules and attachments thereto, with respect to any Benefit Plan for which such a report is required; (ii) the three (3) most recent actuarial reports with respect to any Pension Plan that is a “defined benefit plan” within the meaning of Section 414(j) of the Code; (iii) the form of summary plan description, including any summary of material modifications thereto or other modifications communicated to participants, currently in effect with respect to each Benefit Plan; (iv) the most recent determination letter with respect to each Pension Plan intended to qualify under Section 401(a) of the Code and the full and complete application therefor submitted to the Internal Revenue Service; and (v) all professional opinions, material internal memoranda, material correspondence with regulatory authorities and administrative policies, manuals, interpretations and the like with respect to each Benefit Plan.

(o)	The Disclosure Schedule lists each Benefit Plan that is or may be, in whole or in part, subject to Section 409A of the Code (each such plan or part thereof, a “Section 409A Benefit Plan”). Except as set forth in the Disclosure Schedule, to the Company’s Knowledge: (a) each Section 409A Benefit Plan complies in form with Section 409A of the Code, and (b) no service provider under any Section 409A Benefit Plan is subject to the additional income tax under Section 409A of the Code.

(p)	The Disclosure Schedule lists and the Company has delivered to the Parent true and correct copies of the Welfare Plan documents establishing compliance with the HIPAA Privacy Regulations, including appointment of a privacy official, its Notice of HIPAA Privacy Practices, privacy policies and procedures, and the plan administrator’s group health plan document amendment certification.

(q)	The Company has properly determined and timely collected and reported all Federal Insurance Contribution Act (“FICA”) taxes imposed under Sections 3101 and 3111 of the Code on remuneration for employment that constitutes “wages”

within the meaning of Section 3121(a) of the Code, including amounts deferred under nonqualified deferred compensation plans, agreements or arrangements.

2.20	Labor and Employment Matters.

(a)	The Disclosure Schedule sets forth a list of the current employees, officers and directors of the Company. The Company has previously delivered to Parent a complete and accurate list of all current employees, officers and directors of the Company that includes their base salaries and bonus. All employees of the Company are employed on an “at-will” basis. The Disclosure Schedule identifies all employees who are currently on leave for any reason or receiving disability or workers’ compensation or any other similar type of benefit from the Company.

(b)	The Company is and has been in compliance in all material respects with all Applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including without limitation any such Applicable Laws respecting employment discrimination and occupational safety and health requirements, and has not and is not engaged in any unfair labor practice. There is no unfair labor practice complaint against the Company pending or, to the Company’s Knowledge, threatened before the National Labor Relations Board or any other comparable Governmental Authority. There is no labor strike, dispute, slowdown or stoppage actually pending or, to the Company’s Knowledge, threatened against or directly affecting the Company. No labor representation question exists respecting the employees of the Company and there is not pending or, to the Company’s Knowledge, threatened any activity intended or likely to result in a labor representation vote respecting the employees of the Company. No grievance or any arbitration proceeding arising out of or under collective bargaining agreements is pending and no claims therefor exist or, to the Company’s Knowledge, have been threatened. No collective bargaining agreement is binding and in force against the Company or currently being negotiated by the Company. The Company has not experienced any significant work stoppage or other significant labor difficulty. The Company is not delinquent in payments to any persons for any wages, salaries, commissions, bonuses or other direct or indirect compensation for any services performed by them or amounts required to be reimbursed to such persons, including without limitation any amounts due under any Benefit Plan. Upon termination of the employment of any person, neither the Company, Parent nor any subsidiary of Parent will, by reason of any agreement or understanding to which the Company is a party, be liable to any of such persons for so-called “severance pay” or any other payments. Within the twelve-month period prior to the date hereof there has not been any expression of intention to the Company by any officer or key employee to terminate such employment.

(c)	All individuals who are performing or have performed services for the Company or any of its Affiliates and who are or were classified by the Company or any of its Affiliates as “independent contractors” qualify for such classification under Section 530 of the Revenue Act of 1978 or Section 1706 of the Tax Reform Act

of 1986, as applicable, and such individuals are not entitled to any benefits under the Benefit Plans maintained by the Company.

2.21	Intellectual Property.

(a)	Except for Intellectual Property relating to commercial off-the-shelf software, the Disclosure Schedule lists all Intellectual Property that is registered with, has been applied for, or has been issued by the U.S. Patent and Trademark Office or a corresponding foreign governmental or public authority and all Intellectual Property that: (i) is owned by, licensed to or otherwise controlled by the Company; (ii) is used in, developed for use in, or, to the Company’s Knowledge, necessary to the conduct of its business as now conducted; or (iii) has been licensed to or from third parties. The Company has delivered or made available to Parent complete and accurate copies of correspondence, litigation documents, agreements, file histories and office actions relating to the patents and patent applications listed in the Disclosure Schedule. Each item of Intellectual Property owned or used by the Company immediately prior to the Effective Time hereunder will be owned or available for use by the Parent on identical terms and conditions immediately after the Effective Time.

(b)	The Company owns, free and clear of any Lien (other than Permitted Liens), and possesses all right, title and interest, or holds a valid license, in and to all Intellectual Property, and has taken all reasonable action to protect the Intellectual Property. To the Company’s Knowledge, all patents included in the Intellectual Property are valid and enforceable. To the Company’s Knowledge, the Intellectual Property owned or licensed by the Company constitutes all the intellectual property necessary to the conduct of the business of the Company as it is currently conducted. There are no royalties, fees, honoraria or other payments payable by the Company to any Person by reason of the ownership, development, modification, use, license, sublicense, sale, distribution or other disposition of the Intellectual Property other than salaries and sales commissions paid to employees and sales agents in the ordinary course of business. The Company has taken all reasonable security measures to protect the secrecy, confidentiality and value of the Intellectual Property.

(c)	The Disclosure Schedule lists the Internet domain names included in the Intellectual Property. The Company is the registrant and sole legal and beneficial owner of the Internet domain names included in the Intellectual Property, free and clear of all Liens. The Company is the registered owner of the trademarks underlying each of the domain names included in the Intellectual Property. The Company is not aware of any pending or threatened actions, suits, claims, litigation or proceedings relating to the domain names included in the Intellectual Property. The Company has operated the websites identified in the Disclosure Schedule.

(d)	All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of the Intellectual Property on behalf of the Company and all officers and technical employees of the Company either (i) have been a party to “work-for-hire” arrangements or agreements with the Company in accordance with applicable federal and state law that has accorded the Company full, effective, sole, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company effective, sole and exclusive ownership of all tangible and intangible property arising thereby.

(e)	To the Company’s Knowledge, the conduct of the Company’s businesses has not infringed, misappropriated or conflicted with and does not infringe, misappropriate or conflict with any intellectual property right of any other Person, nor has the Company received any notice from any third party of any infringement, misappropriation or violation by the Company of any intellectual property right of any third party and, to the Company’s Knowledge, no notice has been received by any third party challenging the Company’s ownership to any of the Intellectual Property. No claim by any third party contesting the validity of any Intellectual Property has been made, is currently outstanding or, to the Company’s Knowledge, is threatened or reasonably expected to arise. To the Company’s Knowledge, no third party is infringing any Intellectual Property right of the Company.

2.22	Environmental Compliance.

(a)	Except in compliance with Environmental, Safety and Health Laws, the Company has not emitted, released, discharged, dumped or disposed of any Environmentally Regulated Materials. To the Company’s actual knowledge, the Properties do not contain any: (i) underground or aboveground storage tanks; (ii) friable asbestos; (iii) equipment containing polychlorinated biphenyls (“PCBs”); (iv) underground injection wells; or (v) septic tanks in which process waste water or any Environmentally Regulated Materials have been disposed.

(b)	The Company is in material compliance with applicable Environmental, Safety and Health Laws and has obtained all Permits required under applicable Environmental, Safety and Health Laws.

(c)	No enforcement, cleanup, removal, remediation or other governmental or regulatory environmental remedial actions have been, asserted or, to the Company’s actual knowledge, threatened with respect to operations conducted on the Properties by the Company or against the Company with respect to or regarding the Properties pursuant to any Environmental, Safety and Health Laws.

(d)	To the Company’s actual knowledge, there are no past or present facts or circumstances, relating to or affecting the Company or its business or assets that have resulted in the violation, of any Environmental, Safety and Health Laws, that would reasonably be expected to give rise to any Environmental Liability.

(e)	All machinery, tools, devices and equipment operated by the Company or any Subsidiary on the Properties have been operated in compliance with all Environmental, Safety and Health Laws, and all such equipment currently is operational and in good condition.

(f)	The Company has delivered or made available to Parent copies of all Phase 1 or Phase 2 environmental site assessment reports relating to any Properties.

(g)	All Company representations and warranties related to environmental safety and health matters are limited to this Section 2.22.

2.23	Insurance. The Disclosure Schedule contains an accurate and complete list of all insurance policies owned or held by the Company, including, but not limited to, fire and other casualty, general liability, theft, life, workers’ compensation, health, directors and officers, business interruption and other forms of insurance owned or held by the Company, specifying the insurer the policy number, and the term of the coverage. All present policies are in full force and effect and all premiums with respect thereto have been paid. The Company has not been denied any form of insurance and no policy of insurance has been revoked or rescinded during the past five (5) years.

2.24	Tax Matters.

(a)	The Company, and any combined or unitary group of which the Company is or was a member, has prepared and timely filed or will timely prepare and timely file all Tax Returns any of them is required to file (taking into account any extensions) on or prior to the Closing Date. As of the time of filing, such Tax Returns were or will be accurate and correct in all material respects and did not or will not contain a disclosure statement under Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign law). The Company has made or will make all such Tax Returns available to Parent, with copies of such Tax Returns filed after the effective date of this Agreement provided to Parent at least three (3) Business Days prior to filing such Tax Return.

(b)	The Company has paid or adequately provided for (on its Latest Financial Statements, exclusive of any reserves for deferred Taxes established to reflect timing differences between book and taxable income pursuant to Statement of Financial Accounting Standards No. 109) all Taxes (whether or not shown on any Tax Return) with respect to all taxable periods (or portions thereof) ending on or before the Closing Date.

(c)	No claim for assessment or collection of Taxes is presently being asserted against the Company, and the Company is not a party to any pending action, proceeding, or investigation by any Governmental Authority, nor has any such action, proceeding or investigation been threatened in a writing delivered to the Company. No claim has been made in any jurisdiction where the Company does not file Tax Returns that the Company may be subject to Tax by that jurisdiction.

(d)	The Company is not a party to any agreement, contract, arrangement or plan that (i) has resulted or would result, separately or in the aggregate, in connection with this Agreement or any change of control of the Company, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code; or (ii) would obligate the Company to provide “gross-up” benefits with respect to any excise tax due on any “excess parachute payments” within the meaning of Section 280G of the Code.

(e)	All deficiencies and assessments of Taxes of the Company resulting from an examination of any Tax Returns by any Governmental Authority on or before the Closing Date have been or will be paid and there are no pending examinations currently being made by any Governmental Authority nor has there been any written or oral notification to the Company of any intention to make an examination of any Tax Returns by any Governmental Authority. There are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Tax Return for any period.

(f)	The Company has (i) complied with all Applicable Laws relating to the withholding of Taxes and the payment thereof (including, without limitation, withholding of Taxes under Sections 1441 and 1442 of the Code, or similar provisions under any foreign laws); (ii) timely and properly withheld from individual employee wages and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over under all Applicable Laws; and (iii) properly determined and timely collected and reported all Federal Insurance Contributions Act (FICA) taxes imposed under Sections 3101 and 3111 of the Code on remuneration for employment that constitutes “wages” within the meaning of Section 3121(a) of the Code, including amounts of deferred compensation under nonqualified deferred compensation plans, agreements or arrangements.

(g)	The Company is not involved in, subject to, or a party to any joint venture, partnership, contract or other arrangement that is treated as a “partnership” for federal, state, local or foreign income Tax purposes. The Company does not own any interest in an entity that is classified as an entity that is “disregarded as an entity separate from its owner” under Treasury Regulations Section 301.7701-3(b).

(h)	The Company has not requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

(i)	The Company is not required to include in income any adjustment under Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by the Company.

(j)	The Company has not made an election under Section 341(f) of the Code for any taxable years not yet closed for statute of limitation purposes.

(k)	The Company is, and at all times has been, a corporation or association taxable as corporations for United States income tax purposes.

(l)	The Company is not, nor has been at any time, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(m)	The Company is not a party to or bound by any obligations under any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement.

(n)	The Company has not, within three (3) years preceding the date hereof, been either a “distributing” or “controlled” corporation (as such terms are defined in Section 355(a)(1) of the Code) in a transaction structured to qualify as a tax-free distribution under Section 355 of the Code.

(o)	The Company has not received any written ruling related to Taxes, entered into any agreement with a taxing authority relating to Taxes or authorized any person to represent them before a taxing authority pursuant to a power of attorney or otherwise.

(p)	There are (and, immediately following the Effective Time, there will be) no liens for Taxes upon any of the assets or properties of the Company other than liens for Taxes not yet due and payable. There is no outstanding closing agreement, ruling request, request to consent to change a method of accounting, subpoena or request for information with or by a Governmental Authority with respect to the Company, its income, assets, properties, payroll, operation or business.

(q)	The Company is not nor has been a party to any transaction where a deferred intercompany gain was generated under Section 1502 of the Code and the Treasury Regulations promulgated thereunder.

(r)	The Company has not engaged in a reportable transaction under Section 1.6011-4(b) of the U.S. Treasury Regulations or similar provisions of state law or in a transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service or any state has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Section 1.6011-4(b)(2) of the Treasury Regulations or similar provision of state law.

(s)	The Company is in compliance with respect to Tax incentives, Tax holidays, Tax rebates or special Tax rate relief or other favorable Tax benefits authorized by any Governmental Authority to which the Company currently claims entitlement.

2.25	Bank Accounts; Powers of Attorney. The Disclosure Schedule sets forth: (a) the names of all financial institutions, investment banking and brokerage houses, and other similar institutions at which the Company maintains accounts, deposits, safe deposit boxes of any nature, and the names of all persons authorized to draw thereon or make withdrawals therefrom and a description of such accounts; and (b) the names of all persons or entities holding general or special powers of attorney from the Company and copies thereof.

2.26	Commitments. The performance of services entered into by the Company and all outstanding contracts or commitments for the purchase of supplies, materials and services by or from the Company were made in bona fide transactions in the ordinary course of business.

2.27	Product Liability Claims. The Company has not received a written claim or incurred any uninsured or insured liability, for or based upon failure to warn, California Proposition 65, breach of product warranty (other than warranty service and repair claims incurred in the ordinary course of business and expensed as warranty expense on the Latest Financial Statements for the period in which incurred), strict liability in tort, general negligence, negligent manufacture of product, negligent provision of services or any other allegation of liability, including or resulting in, but not limited to, product recalls, arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use) or sale of its products or from the provision of services (“Product Liability Claim”). The Company has disclosed to Parent each Product Liability Claim received by the Company.

2.28	No Sales or Warranties. No Product has been used except in connection with clinical trials sponsored by the Company. The Company has never sold or received any consideration for providing Products to clinical sites or health care providers in connection with clinical trials sponsored by the Company. The Company has never extended warranties in connection with the Product.

2.29	Relations with Suppliers. No material current supplier of the Company has canceled any contract or order for provision of, and there has been no threat by any such supplier not to provide, raw materials, products, supplies or services to the businesses of the Company either prior to or following the Effective Time. The Disclosure Schedule lists each supplier to the Company that is the source of a particular raw material, product, supply or service with respect to which locating and qualifying a replacement source would involve significant cost or delay.

2.30	Indemnification Obligations. The Company is not a party to any Contract that contains any provisions requiring the Company to indemnify any Person (excluding indemnities contained in the Company’s standard terms and conditions of sale, copies of which have been provided to Parent). There is no event, circumstance or other basis that is reasonably likely to give rise to any indemnification obligation of the Company or to its officers and directors under the Company’s Certificate of Incorporation, Bylaws, similar governing documents or any Contract between the Company and any of its officers or directors or to any other Person under any Contract.

2.31	Absence of Certain Business Practices. Neither the Company, any director, officer, employee or agent of the Company, nor, to the Company’s Knowledge, any other person acting on behalf of the Company has, directly or indirectly, given or agreed to give any gift or similar benefit or agreed to make or made any payment to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the business of the Company, taken as a whole (or assist it in connection with any actual or proposed transaction) which (a) would reasonably be expected to subject the

Company, Parent or Merger Subsidiary to any damage or penalty in any civil, criminal or governmental litigation proceeding, or (b) violated or violates any Applicable Law.

2.32	Brokers. Neither the Company nor any of its directors, officers or employees has employed any broker, finder, or financial advisor or incurred any liability for any brokerage fee or commission, finder’s fee or financial advisory fee, in connection with the transactions contemplated hereby.

2.33	Minute Books. The minute books of the Company, as previously made available to Parent and its representatives, contain, in all material respects, complete and accurate records of all meetings of and corporate actions or written consents by the stockholders, Boards of Directors, and committees of the Boards of Directors of the Company.

2.34	Business Generally. There has been no event, transaction or information that, as it relates directly to the businesses of Company, could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

2.35	Stockholder Agreements. Concurrently with the execution and delivery of this Agreement, the Company has delivered to Parent the stockholder agreements in substantially the form attached hereto as Exhibit C (the “Stockholder Agreements”) from Persons who hold in the aggregate a number of shares of Company Common Stock (assuming the exercise by such Persons of all Company Stock Options held by them and the issuance to such Persons of the underlying shares of Company Common Stock) and Company Preferred Stock sufficient to adopt and approve this Agreement and the Merger under the DGCL and, in any case, from all Persons who hold (individually or in the aggregate with each such Person’s Affiliates) more than five percent (5%) of the Company’s fully diluted outstanding shares of Company Capital Stock.

2.36	Disclosure. No representation or warranty by Company in this Agreement and no statement contained or to be contained in any document or certificate furnished or to be furnished by the Company to the Parent or Merger Subsidiary in response to the Parent’s reasonable due diligence requests in connection with the transactions contemplated hereby, contains any untrue statement of a material fact or omits or will omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made and as of the date so made, not misleading.

2.37	Investigation by Parent. Except as provided for on the Disclosure Schedule, (a) no investigation by Parent shall affect the representations and warranties of the Company under this Agreement or contained in any other writing to be furnished to Parent in connection with the transactions contemplated hereunder and (b) such representations and warranties shall not be affected or deemed waived by reason of the fact that Parent knew or should have known that any of the same is or might be inaccurate in any respect.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUBSIDIARY

     As a material inducement to the Company to enter into this Agreement, with the understanding that the Company will be relying thereon in consummating the transactions contemplated hereunder, Parent and Merger Subsidiary hereby, jointly and severally, represent and warrant to the Company that the statements contained in this Article 3 are true and correct.

3.1	Corporate Existence and Power. Parent and Merger Subsidiary are corporations duly organized, validly existing and in good standing under the laws of their respective states of incorporation and each has all requisite corporate power and authority required to own, operate and lease their respective assets and properties as now owned, leased and operated and to carry on their respective businesses as now being conducted. Parent and Merger Subsidiary are each duly qualified or licensed to do business as a foreign corporation and are in good standing in every jurisdiction in which the character or location of their properties and assets owned, leased or operated by them or the nature of their business require such licensing or qualification, except where the failure to be so qualified, licensed or in good standing in such other jurisdiction would not, individually or in the aggregate, have a Material Adverse Effect on Parent or Merger Subsidiary. Merger Subsidiary is a recently formed Delaware corporation that has not conducted, and prior to the Effective Time will not conduct, any activities other than those incident to its formation and in connection with the consummation of the Merger.

3.2	Authorization. Parent and Merger Subsidiary have the requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereunder. The Boards of Directors of Parent and Merger Subsidiary and Parent, as the sole shareholder of Merger Subsidiary, have taken all action required by law, their respective Certificates of Incorporation and Bylaws and otherwise to duly and validly authorize and approve the execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated herein and no other corporate proceedings on the part of Parent or Merger Subsidiary are, or will be, necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of them and, assuming the due authorization, execution and delivery by the Company of this Agreement, constitutes the legal, valid and binding obligations of Parent and Merger Subsidiary enforceable against each of them in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and rules of law governing specific performance, injunctive relief or other equitable remedies.

3.3	Consents and Approvals. No Consent by any individual or entity, including without limitation any Governmental Authority or Person, is required in connection with the execution, delivery or performance of this Agreement by Parent and Merger Subsidiary or the consummation by Parent and Merger Subsidiary of the transactions contemplated herein, other than (a) requirements of the DGCL for filing of appropriate documents to effect the Merger, or (b) where the failure to make any such filing, or to obtain such permit, authorization, Consent or approval, would not prevent or delay consummation of the Merger or would not otherwise prevent Parent or Merger Subsidiary from performing their obligations under this Agreement.

3.4	Available Capital Resources. The Parent has existing cash reserves and borrowing capacity under existing credit facilities necessary to pay the Merger Consideration and satisfy the obligations of Parent and Merger Subsidiary hereunder.

3.5	Disclosure. No representation or warranty by Parent or Merger Subsidiary in this Agreement and no statement contained or to be contained in any document, certificate or other writing furnished or to be furnished by either Parent or Merger Subsidiary to the Company in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

3.6	Non-Contravention. Neither the execution, delivery and performance by Parent or Merger Subsidiary of this Agreement nor the consummation of the transactions contemplated herein will (a) contravene or conflict with the respective Certificate of Incorporation or Bylaws of Parent and Merger Subsidiary; (b) contravene or conflict with or constitute a violation of any provision of any Applicable Law binding upon or applicable to Parent or Merger Subsidiary or any of the Parent’s or Merger Subsidiary’s assets (c) result in the creation or imposition of any Lien on any of Parent’s or Merger Subsidiary’s assets, other than Permitted Liens or (d) be in conflict with, constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any material benefit under, or give rise to any right of termination, cancellation, increased payments or acceleration under any terms, conditions or provisions of any note, bond, lease, mortgage, indenture, license, contract, franchise, permit, instrument or other agreement or obligation to which Parent or Merger Subsidiary is a party, or by which any of their respective properties or assets may be bound, except in the cases of clause (b) where such conflicts or other occurrences would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.7	Brokers. Neither Parent nor Merger Subsidiary, nor any of their directors, officers or employees has employed any broker, finder, or financial advisor or incurred any liability for any brokerage fee or commission, finder’s fee or financial advisory fee, in connection with the transactions contemplated hereby.

3.8	Litigation. There are no claims, actions, suits, proceedings, or investigations pending against Parent or Merger Subsidiary or, to the Parent’s or Merger Subsidiary’s knowledge, threatened against Parent or Merger Subsidiary (a) that if determined adversely to Parent or Merger Subsidiary would be reasonably likely to have a Material Adverse Effect on Parent or Merger Subsidiary, or (b) that challenge or seek to prevent, enjoin, alter or delay any of the transactions contemplated hereby.

ARTICLE 4
COVENANTS

4.1	Conduct of the Business. Except as contemplated by this Agreement or to the extent that Parent otherwise consents in writing, during the period from the date of this Agreement until the earlier of the termination of this Agreement or the Closing, the Company shall maintain its assets and properties and carry on its businesses and operations in the ordinary course of business in a manner consistent with past practice; and the Company shall use commercially reasonable efforts to preserve intact its business organizations, existing business relationships (including without limitation its relationships with officers, employees, dealers, distributors, independent contractors, customers and suppliers), good will and going concern value.

4.2	Company’s Agreements as to Specified Matters. Except as specifically set forth on the Disclosure Schedule, or as contemplated by this Agreement, or as may be otherwise agreed in writing by Parent, from the date hereof until the earlier of the termination of this Agreement or the Closing, the Company shall not:

(a)	Amend its Certificate of Incorporation or Bylaws (or other similar governing instruments);

(b)	Borrow or agree to borrow any funds in excess of $350,000;

(c)	Except for trade payables, accrued payroll, and other customary expenses incurred in the ordinary course of business and consistent with past practice, create, incur or assume any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse the obligations of any Person, or make any loans, advances or capital contributions to, or investments in, any other Person;

(d)	Pay, discharge or satisfy any claims, liabilities or obligations in an amount in excess of $25,000 in the aggregate, other than in the ordinary course of business and consistent with past practice;

(e)	Permit or allow any of its properties or assets which are material to the operation of their businesses to be subjected to any Lien, except Permitted Liens;

(f)	Write down the value of any inventory or write off as uncollectible any notes or accounts receivable or any trade accounts or trade notes, other than in the ordinary course of business consistent with past practices;

(g)	Cancel or amend any debts, waive any claims or rights or sell, transfer or otherwise dispose of any properties or assets, other than for such debts, claims, rights, properties or assets which, individually or in the aggregate, are not material to the conduct of their businesses;

(h)	License, sell, transfer, pledge, modify, disclose, dispose of or permit to lapse any right to the use of any Intellectual Property Rights other than for such Intellectual

Property Rights which, individually or in the aggregate, are not material to the conduct of their businesses;

(i)	Sell, assign, lease, license, transfer or otherwise dispose of, or mortgage, pledge or encumber (other than with Permitted Liens), any of their respective assets, except for sales of inventory in the ordinary course of business consistent with past practice;

(j)	(i) Terminate, enter into, adopt, institute or otherwise become subject to or amend in any material respect any collective bargaining agreement or employment or similar agreement or arrangement with any of its directors, officers or employees; (ii) except as required by Applicable Law, terminate, enter into, adopt, institute or otherwise become subject to or amend in any material respect any Benefit Plan; (iii) contribute, set aside for contribution or authorize the contribution of any amounts for any such Benefit Plan except as required (and not discretionary) by the terms of such Benefit Plan; or (iv) grant or become obligated to grant any bonus or general increase in the compensation of any directors, officers or employees (including without limitation any such increase pursuant to any Benefit Plan);

(k)	Make or enter into any commitment for capital expenditures for additions to property, plant or equipment individually in excess of Twenty-Five Thousand Dollars ($25,000);

(l)	Except as specifically contemplated by this Agreement, (i) declare, pay or set aside for payment any dividend or other distribution in respect of, or split, combine or reclassify, its capital stock or other securities (including without limitation distributions in redemption or liquidation) or redeem, purchase or otherwise acquire any shares of its capital stock or other securities, except pursuant to Company repurchase or reacquisition rights arising upon termination of an individual’s status as an employee, director or consultant; (ii) issue, grant or sell any shares of its capital stock or equity securities of any class, or any options, warrants, conversion or other rights to purchase or acquire any such shares or equity securities or any securities convertible into or exchangeable for such shares or equity securities, except issuance of Company Common Stock pursuant to the exercise of Company Stock Options outstanding on the date hereof; (iii) become a party to any merger, exchange, reorganization, recapitalization, liquidation, dissolution or other similar corporate transaction; or (iv) organize any new subsidiary, acquire any capital stock or other equity securities or other ownership interest in, or assets of, any person or entity or otherwise make any investment by purchase of stock or securities, contributions to capital, property transfer or purchase of any properties or assets of any person or entity;

(m)	Pay, lend or advance any amounts to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any director, officer, employee or stockholder;

(n)	Terminate, enter into or amend in any material respect any Scheduled Contract, or take any action or omit to take any action which will cause a breach, violation or default (however defined) under any Scheduled Contract;

(o)	Resolve any dispute or examination related to Taxes, make any election with respect to Taxes, file any amended Tax Returns, pay any estimated Taxes in excess of $10,000, consent to the extension or waiver of the limitations period applicable to any claim or assessment with respect to Taxes or apply for any change in Tax accounting method; or

(p)	Agree, whether in writing or otherwise, to take any action described in this subsection.

4.3	Full Access. The Company, upon reasonable notice, shall afford to Parent and its directors, officers, employees, counsel, accountants, investment advisors and other authorized representatives and agents, at Parent’s expense, reasonable access to the facilities, properties, books and records of the Company during normal business hours in order that Parent may have full opportunity to make such investigations as it shall desire to make of the affairs of the Company; provided, however, that any such investigation shall be conducted in such a manner as not to interfere unreasonably with business operations; and the Company shall furnish such additional financial and operating data and other information as Parent shall, from time to time, reasonably request, including without limitation access to the working papers of their independent certified public accountants; provided, further, that any such investigation shall not affect or otherwise diminish or obviate in any respect any of the representations and warranties of the Company herein.

4.4	Confidentiality. Each of the parties hereto agrees that it will not use, or permit the use of, any of the information relating to any other party hereto furnished or made available to it in connection with the transactions contemplated herein (“Information”) for any purpose or in any manner other than solely in connection with its evaluation or consummation of the transactions contemplated by this Agreement in a manner that the disclosing party has approved and shall in no event use or permit the use of any of such Information in a manner or for a purpose detrimental to such other party, and that they will not disclose, divulge, provide or make accessible (collectively, “Disclose”), or permit the Disclosure of, any of the Information to any person or entity, other than solely to their responsible directors, officers, employees, investment advisors, accountants, counsel and other authorized representatives and agents (collectively, the “Representatives”) who have a “need to know” to carry out the purposes of this Agreement, except as may be required by judicial or administrative process or, in the opinion of such party’s regular counsel, by other requirements of Applicable Law; provided, however, that prior to any Disclosure of any Information permitted hereunder, the disclosing party shall first obtain the recipients’ undertaking to comply with the provisions of this subsection with respect to such Information. Each party shall instruct its Representatives to observe the terms of this Agreement and shall be responsible for any breach of this Agreement by any of its Representatives. The term “Information” as used herein shall not include any information relating to a party which the party receiving such information can show: (i)

to have been rightfully in its possession prior to its receipt from another party hereto; (ii) to be now or to later become generally available to the public through no fault of the receiving party; (iii) to have been received separately by the receiving party in an unrestricted manner from a person entitled to disclose such information; or (iv) to have been developed independently by the receiving party without regard to any Information received in connection with this transaction. Each party hereto also agrees to promptly return to the party from whom originally received all original and duplicate copies of materials containing Information and to destroy any summaries, analyses or extracts thereof or based thereon (whether in hard copy form or intangible media) should the transactions contemplated herein not occur. A party hereto shall be deemed to have satisfied its obligations to hold the Information confidential if it exercises the same care as it takes with respect to its own similar information, which shall in no event be less than reasonable care. The provisions of this Section 4.4 shall survive indefinitely any termination of this Agreement.

4.5	Filings; Consents; Removal of Objections. Subject to the terms and conditions herein, the parties hereto shall use commercially reasonable efforts to take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable under Applicable Laws to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby, including without limitation obtaining all Consents of any person or entity, whether private or governmental, required in connection with the consummation of the transactions contemplated herein. In furtherance, and not in limitation of the foregoing, it is the intent of the parties to consummate the transactions contemplated herein at the earliest practicable time, and they respectively agree to exert commercially reasonable efforts to that end, including without limitation: (a) the removal or satisfaction, if possible, of any objections to the validity or legality of the transactions contemplated herein; and (b) the satisfaction of the conditions to consummation of the transactions contemplated hereby.

4.6	Further Assurances; Cooperation; Notification.

(a)	Each party hereto shall, before, at and after Closing, execute and deliver such instruments and take such other commercially reasonable actions as the other party or parties, as the case may be, may reasonably require in order to carry out the intent of this Agreement including the satisfaction of all conditions contained in Articles 5 and 6 of this Agreement.

(b)	At all times from the date hereof until the Closing, each party shall promptly notify the other in writing of the occurrence of any event which it reasonably believes will or is reasonably likely to result in a failure by such party to satisfy the conditions specified in Articles 5 or 6 of this Agreement.

4.7	Approval of Stockholders. As promptly as practicable after the execution of this Agreement, the Company will take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to convene a meeting of the Stockholders to consider and vote upon or to solicit consent in writing regarding the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby, including without limitation, the delivery to the Stockholders of an information statement (the “Information Statement”) which shall not, on the date the Information Statement is mailed to Stockholders or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Information Statement shall be subject to review and reasonable approval by Parent and include information regarding the Company, the terms of the Merger and this Agreement and the unanimous recommendation of the Board of Directors of the Company in favor of the Merger and this Agreement and the transactions contemplated hereby. The Board of Directors of the Company has on the date of this Agreement unanimously adopted a resolution recommending that the Stockholders vote to adopt and approve the Merger and this Agreement and the consummation of the transactions contemplated herein. The Company will use commercially reasonable efforts to solicit from the Stockholders votes in favor of the proposal to adopt and approve the Merger and this Agreement and will take other commercially reasonable action reasonably necessary or advisable to secure a vote in favor of the Merger and the adoption and approval of this Agreement. Notwithstanding the foregoing, the Board of Directors of the Company may withhold, withdraw, amend or modify its recommendation (and, may recommend that its stockholders accept a Superior Proposal) (any of the foregoing actions, a “Change of Recommendation”), (a) if the Board of Directors of the Company has concluded in good faith, after consultation with its outside legal counsel that the Change of Recommendation is required in order for the Company’s Board of Directors to comply with its fiduciary duties under Applicable Law or (b) as a result of the Third Party Right. The Company shall also seek Stockholder approval of any payments of cash or stock that are described in Section 2.22 of the Disclosure Schedule that may be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, such that all such payments will not be deemed to be “parachute payments” pursuant to Section 280G of the Code or shall be exempt from such treatment under such Section 280G or will not be made if not so approved.

4.8	Update Disclosure; Breaches. Not less than two (2) Business Days prior the Closing, the Company shall supplement or amend the Disclosure Schedule (a) if any representation or warranty made by the Company in this Agreement was when made, or has subsequently become, untrue in any material respect, and (b) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which may cause any condition to the obligations of any party hereto to effect the transactions contemplated by this Agreement not to be satisfied. For purposes of determining the accuracy as of the Closing of the representations and warranties of the Company contained in Article 2 in order to determine the fulfillment of the conditions set forth in Section 5.1 and to determine whether a material breach has occurred pursuant to Section 7.1(d), the Disclosure Schedule will be deemed to exclude any material information contained in any update to the Disclosure Schedule delivered after the date of this Agreement. The delivery of any notice pursuant to this Section 4.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the rights of, or the remedies available to, Parent.

4.9	No Solicitation. The Company agrees (i) it will negotiate exclusively with Parent and its authorized representatives regarding the transaction contemplated hereby and will not, directly or indirectly, encourage or solicit the submission of, entertain inquiries, proposals or offers from, or enter into any agreement or negotiate with any person or entity (other than Parent and other any such actions taken in connection with the Third-Party Right) for the acquisition of the Company (whether by merger, combination, sale of assets, sale of stock or otherwise) or other disposition of assets or technology other than in the ordinary course of business, and (ii) it will not furnish to any person any information with respect to any transaction prohibited by this Section 4.9. The Company agrees to take the necessary steps to promptly inform any such third party of the obligations undertaken in this Section 4.9 and this Agreement. The Principal Stockholders and the Company agree to immediately inform Parent of any such inquiry from any such third party, including the material terms thereof (including without limitation, any terms regarding price) and the identity of the Person making such inquiry, and to keep the Parent informed, on a current basis, of the status and terms of any such proposals or offers. Notwithstanding the foregoing, in the event that, prior to obtaining the approval of its stockholders, the Company’s Board of Directors receives a Superior Proposal, the Company’s Board of Directors may, if it determines in good faith, by resolution duly adopted after consultation with outside legal counsel to the Company, that such action is required in order for the Company’s Board of Directors to comply with its fiduciary duties under Applicable Law or to comply with the Third Party Right, approve or recommend such Superior Proposal and terminate this Agreement as permitted pursuant to the terms of Section 7.1(h); provided that:

(a)	the Company notifies Parent in writing that it intends to take such action, which notice must identify the party making such proposal, set forth the material terms of such proposal, and have attached to it the most current version of any such written agreement;

(b)	Parent shall not have proposed, within five (5) Business Days after receipt of such notice from the Company, to amend this Agreement to provide for terms superior to those of the Superior Proposal;

(c)	for a period of five (5) Business Days after receipt of Parent’s proposal to amend this Agreement, the Company shall have reasonably considered and discussed in good faith all proposals submitted by the Parent and, without limiting the foregoing, met with, and caused its legal advisors to meet with, Parent and its advisors from time to time as reasonably requested by Parent to reasonably consider and discuss in good faith the Parent’s proposals;

(d)	the Company’s Board of Directors in good faith determines, after consultation with its legal advisors, that after taking into account any amendments to this Agreement proposed by the Parent as of the end of such five (5) Business Day negotiation, the Parent’s proposal is not more favorable to the stockholders of the Company as the Superior Proposal; and

(e)	if the party making the Superior Proposal amends or modifies its proposal on one more occassions in response to Parent amending or proposing to amend this Agreement pursuant to this Section 4.9, the Company shall comply with the procedures set forth in clauses (a) through (d) of this Section 4.9 with respect to each such amended or modified Superior Proposal, subject to the Company’s termination right under Section 7.1(c).

4.10	Public Announcements. None of the parties hereto shall make any public announcement with respect to the transactions contemplated herein without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed, except as required by Applicable Law, rule or regulation. The Company may disclose this Agreement and the terms hereof as required pursuant to such actions taken in connection with the Third Party Right.

4.11	Preparation of Tax Returns: Tax Matters.

(a)	Pre-Closing Tax Returns. The Company shall timely file at its expense all Tax Returns required to be filed by the Company on or before the Closing Date; provided, however, that, after the date hereof, the Company shall not file any such Tax Returns, or other returns, elections, claims for refund or information statements with respect to any liabilities for Taxes (other than federal, state or local sales, use, property, withholding or employment tax returns or statements) for any Tax period without prior consent from Parent, which consent shall not be unreasonably withheld.

(b)	Post-Closing Tax Returns. Parent will file (or cause to be filed) all Tax Returns of the Company required to be filed after the Closing Date, including Tax Returns for Tax Periods (or portions thereof) ending on or prior to the Closing Date. Neither Parent nor its Affiliates or representatives shall take any action (i) inconsistent with the tax treatment of the Merger as a sale of stock by the Stockholders or (ii) which has the direct or indirect effect of treating the Merger as a purchase of assets by Parent or the Merger Subsidiary.

(c)	Tax Election. The Stockholders will cause the Company not to make any new elections with respect to Taxes, or any changes in current elections with respect to Taxes after the date of the Latest Balance Sheet without the prior written consent of Parent.

(d)	Clearance Certificates. The Stockholders will on or before the Closing Date hereof provide Parent with any clearance certificates or similar documents that may be required by any Governmental Authority in order to relieve Parent of any obligation to withhold any portion of the Merger Consideration.

(e)	Termination of Tax Allocation Agreements. Any and all tax allocation or sharing agreements or arrangements (other than this Agreement), whether or not written, that may have been entered into by and between Company or its Subsidiaries, on the one hand, and any other person, shall be terminated as to the Company and the

Subsidiaries as of the Effective Time, and no payments which are owed by or to the Company or any Subsidiary pursuant thereto shall be made thereunder.

(f)	Assistance and Cooperation. Each of Parent and Stockholders will provide the other with such assistance as may reasonably be requested by each of them in connection with the preparation of any Tax Return, any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to liability for Taxes, and each will provide the other with any records or information which may be relevant to such Tax Return, audit or examination, proceedings or determination. Such assistance shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and shall include providing copies of any relevant Tax Return and supporting work schedules.

(g)	Tax Withholding. Parent or the Payment Agent shall be entitled to deduct and withhold from the Merger Consideration or other payments otherwise payable pursuant to this Agreement, the amounts required to be deducted and withheld under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payments. To the extent that amounts are so withheld, such withheld amounts shall be promptly remitted by Parent or the Payment Agent to the applicable Governmental Authority requiring such withholding and shall be treated for all purposes of this Agreement as having been paid to the person for whom such deduction and withholding was made.

(h)	Imputed Interest. Stockholders acknowledge that a portion of the Contingent Merger Consideration they may receive pursuant to Section 1.9 will be considered to be imputed interest. Parent will compute and report such imputed interest as provided in Section 1.483-4 of the Treasury Regulations.

4.12	Expenses Related to Certain Third-Party Proceedings. Notwithstanding any other provision herein, if (a) any legal proceedings are brought by any third party that seeks to prevent or delay the Merger from being consummated, and (b) upon notification to Parent of such legal proceedings, Parent determines to proceed with the Merger, Parent shall advance to the Company up to $50,000 to cover the costs and expenses of defending any such proceedings (such funds, “Legal Advance Funds”). As set forth in Section 1.9(a), the Legal Advance Funds shall reduce, on a dollar-for-dollar basis, the payment to be made in connection with the First Milestone.

4.13	Employment Matters. As of and following the Closing Date, Parent will allow the individuals identified on Schedule 4.13 hereto (“Continuing Employees”), and, as applicable, their eligible dependents, to participate in employee welfare benefit plans, programs or policies (including without limitation any vacation, sick, or personal time off plans or programs) of Parent and any plan of Parent intended to qualify within the meaning of Section 401(a) of the Code on terms no less favorable than those provided to similarly situated employees of Parent or its subsidiaries; provided, further, that (i) each such Continuing Employee will receive credit for purposes of eligibility to participate and vesting under such plans for years of service with Company prior to the Closing Date, and (ii) Parent will cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans (other than disability plans) of Parent in which such employees and their eligible dependents will participate to be waived.

4.14	Notice to Holder of Third-Party Right. The Company shall deliver a right of first refusal notice to Conceptus pursuant to Section 5.1 of the Settlement and License Agreement, including a copy of this Agreement, promptly following the execution of this Agreement, unless the Company has previously delivered such notice to Conceptus.

4.15	Conduct of the Business After the Closing. Until the expiration of the Contingent Period, Parent will use, and will cause the Surviving Corporation and their Affiliates to use, commercially reasonable efforts to (i) complete the Milestones, (ii) complete development of the Product, (iii) bring the Product to market and sell the Product in a timely manner, (iv) after the PMA-Approval Date, maintain inventory in quantities of the Product sufficient to support sales orders, (v) in good faith not undertake any action the primary purpose of which is to negatively impact the amount of Contingent Merger Consideration, and (vi) have in place valid and binding insurance policies (including without limitation, product liability insurance policies) insuring the Surviving Corporation, its assets, properties and business in scope and amount that is commercially reasonable for the Surviving Corporation’s assets, properties and business. Until the earlier of (a) the date that is the one-year anniversary of the Closing Date and (b) the completion of the Second Milestone, none of Parent, the Surviving Corporation, or their respective Affiliates will develop, market or sell any product that competes with the Product.

ARTICLE 5
CONDITIONS TO PARENT’S AND MERGER SUBSIDIARY’S OBLIGATIONS

     The obligation of Parent and Merger Subsidiary to effect the transactions contemplated herein shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived by Parent:

5.1	Representations and Warranties True. The representations and warranties of the Company contained in this Agreement qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all respects and the representations and warranties of the Company not so qualified shall be true and correct in all material respects, in each case, as of the date when made and at and as of the Closing as though such representations and warranties were made at and as of such time (it being understood that, in determining the accuracy of such representations and warranties for purposes of this Section 5.1, any disclosure made pursuant to Section 4.8 shall be disregarded), except for (a) changes specifically permitted or contemplated by this Agreement, and (b) representations and warranties made as of a certain date which shall be true and correct as of such date.

5.2	Performance. The Company shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by the Company on or prior to the Closing.

5.3	Filed Certificate of Merger. The Certificate of Merger shall have been filed with the Secretary of State of Delaware.

5.4	Required Approvals and Consents.

(a)	All action required by Applicable Law and otherwise to be taken by the Board of Directors of the Company and the Stockholders to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken.

(b)	The Company shall have delivered written evidence satisfactory to Parent that all holders of Company Stock Options have approved the treatment of their Company Stock Options as contemplated hereunder.

5.5	No Proceeding or Litigation. No suit, action, investigation, inquiry or other proceeding by any Governmental Authority or other person or entity shall have been instituted which (a) questions the validity or legality of the transactions contemplated hereby, or (b) is reasonably expected either individually or in the aggregate, to have a Material Adverse Effect on the Company.

5.6	No Exercise of Third-Party Right. The Third Party Right shall have expired or have been waived without having been exercised.

5.7	Legislation. No Applicable Law shall have been enacted which prohibits, restricts or delays the consummation of the transactions contemplated hereby or any of the conditions to the consummation of such transaction.

5.8	No Material Adverse Effect. Parent shall not have discovered any fact, event or circumstance which has not been disclosed to Parent in the Disclosure Schedule as of the date of this Agreement which has had, or would reasonably be expected to have, a Material Adverse Effect on the Company.

5.9	Certificates. Parent shall have received such certificates of the Company’s officers, in a form and substance reasonably satisfactory to Parent, dated the Closing Date, to evidence compliance with the conditions set forth in this Article 5 and such other matters as may be reasonably requested by Parent.

5.10	Other Receipts; Good Standing. Parent shall have received a copy of the Certificate of Incorporation of the Company certified by the Secretary of State of the State of Delaware; and Certificates of Good Standing (or their equivalent) from the Secretary of State of each other state in which the Company is required to be qualified to do business.

5.11	Opinions of Company Counsel. Parent shall have received an opinion from Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company dated the Closing Date, in form and content reasonably satisfactory to Parent.

5.12	Employment Offers. The Principal Stockholders shall have executed and accepted written offers of employment from Parent, in substantially the form attached hereto as Exhibit D.

5.13	Escrow Agreement. The Stockholders’ Representative and Escrow Agent shall have executed and delivered the Escrow Agreement, in substantially the form attached hereto as Exhibit E.

5.14	Payment Agreement. The Company, the Stockholders’ Representative and Payment Agent shall have executed and delivered the Payment Agreement, in substantially the form attached hereto as Exhibit F.

5.15	Stockholder Agreements. The Stockholder parties thereto shall have executed and delivered the Stockholder Agreements.

5.16	Royalty Agreement. The Company and the other parties thereto shall have executed and delivered a royalty agreement in substantially the form attached hereto as Exhibit G (the “Royalty Agreement”).

5.17	Conversion of Company Preferred Stock. The Company shall have delivered written evidence satisfactory to Parent that the all outstanding shares of Company Preferred Stock have been converted into shares of Company Common Stock in accordance with the Company’s Certificate of Incorporation and Applicable Law.

5.18	Dissenting Shares. Not more than five percent (5%) of the issued and outstanding shares of Company Capital Stock as of the Closing Date shall be Dissenting Shares and, in any case, no Person who holds (individually or in the aggregate with such Person’s Affiliates) more than two percent (2%) of the Company’s fully diluted outstanding shares of Company Capital Stock shall have exercised its dissenters’ rights under the DGCL.

5.19	Resignation and Release. Parent shall have received Letters of Resignation and Release of Claims, dated effective as of the Effective Time, in substantially the form of Exhibit H from the officers and directors of the Company.

5.20	Tax Withholding Forms. Parent shall have received, from each Stockholder, IRS Form W-9, Form W-8BEN, Form W-8ECI, or other applicable form, as appropriate, establishing exemption from any backup or income Tax withholding on the Merger Consideration.

ARTICLE 6
CONDITIONS TO COMPANY’S OBLIGATIONS

     The obligation of the Company to effect the transactions contemplated herein shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived by the Company:

6.1	Representations and Warranties True. The representations and warranties of Parent and Merger Subsidiary contained in this Agreement qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all respects and the representations and warranties of Parent and Merger Subsidiary not so qualified shall be true and correct in all material respects as of the date when made and at and as of the Closing, as though such representations and warranties were made at and as of such time, except for (a) changes specifically permitted or contemplated by this Agreement, and (b) representations and warranties made as of a certain date which shall be true and correct as of such date.

6.2	Performance. Parent shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by Parent at or prior to the Closing.

6.3	Filed Certificate of Merger. The Certificate of Merger shall have been filed with the Secretary of State of Delaware.

6.4	Corporate Approvals.

(a)	The Boards of Directors of Parent and Merger Subsidiary and Parent, as sole stockholder of Merger Subsidiary, shall have approved the transactions contemplated hereby. All action required to be taken by Parent to authorize the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby shall have been duly and validly taken.

(b)	All Consents of or from all Governmental Authorities required hereunder to consummate the transactions contemplated herein.

6.5	No Proceeding or Litigation. No suit, action, investigation, inquiry or other proceeding by any Governmental Authority or other person or entity shall have been instituted which (a) questions the validity or legality of the transactions contemplated hereby, or (b) which is reasonably expected either individually or in the aggregate, to have a Material Adverse Effect on Parent.

6.6	No Exercise of Third-Party Right. The Third Party Right shall have expired or have been waived without having been exercised.

6.7	Legislation. No Applicable Law shall have been enacted which prohibits, restricts or delays the consummation of the transactions contemplated hereby or any of the conditions to the consummation of such transaction.

6.8	Certificates. Parent shall have furnished the Company with such certificates of Parent’s officers, in a form and substance reasonably acceptable to the Company, dated the Closing Date, to evidence compliance with the conditions set forth in this Article 6 and such other matters as may be reasonably requested by the Company.

6.9	Other Receipts; Good Standing. The Company shall have received copies of the Certificate of Incorporation, or similar governing document of Parent and Merger Subsidiary, certified by the Secretary of State of the state of incorporation of Parent and Merger Subsidiary.

6.10	Opinion of Parent Counsel. Parent shall have delivered to Company an opinion from Oppenheimer Wolff & Donnelly LLP, counsel to Parent, dated the Closing Date, in form and content reasonably satisfactory to the Company.

6.11	Escrow Agreement. Parent and the Escrow Agent shall have executed and delivered the Escrow Agreement and the appropriate funding obligations with respect thereto shall have been satisfied.

6.12	Payment Agreement. Parent and the Payment Agent shall have executed and delivered the Payment Agreement.

ARTICLE 7
TERMINATION

7.1	Methods of Termination. Subject to the other provisions of this Article 7, this Agreement may be terminated and the transactions contemplated herein may be abandoned at any time notwithstanding approval thereof by the Stockholders, at any time prior to the Closing:

(a)	By mutual written consent of Parent, Merger Subsidiary and the Company; or

(b)	By Parent and Merger Subsidiary on or after the Termination Date, or such later date as may be established pursuant to Section 1.3, if any of the conditions provided for in Article 5 of this Agreement have not been reasonably satisfied or waived in writing by Parent prior to such date (unless the failure results primarily from a breach by Parent or Merger Subsidiary of any representation, warranty or covenant contained in this Agreement); or

(c)	By the Company on or after the Termination Date, or such later date as may be established pursuant to Section 1.3, if any of the conditions provided for in Article 6 of this Agreement have not been reasonably satisfied or waived in writing by the Company prior to such date (unless the failure results primarily from a breach by the Company of any representation, warranty or covenant contained in this Agreement); or

(d)	By Parent and Merger Subsidiary if there has been a material breach of any representation, warranty, covenant or agreement which remains uncured for thirty

(30) days after written notice thereof on the part of the Company set forth in this Agreement; or

(e)	By the Company if there has been a material breach of any representation, warranty, covenant or agreement which remains uncured for thirty (30) days after written notice thereof on the part of Parent or Merger Subsidiary set forth in this Agreement; or

(f)	By either party if any court of competent jurisdiction or any other governmental body has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action has become final and nonappealable; or

(g)	By Parent upon written notice to the Company if, prior to obtaining the approval of its Stockholders, the Board of Directors of the Company (i) withdraws, modifies or changes its recommendation regarding the approval of this Agreement or the Merger in a manner adverse to Parent; (ii) approves, accepts or enters into a definitive agreement for a Superior Proposal; or (iii) recommends to the Stockholders a Superior Proposal; or

(h)	By the Company upon written notice to Parent if, prior to obtaining the approval of its Stockholders, the Board of Directors of the Company (i) approves, accepts or enters into a definitive agreement for a Superior Proposal; or (ii) recommends to the Stockholders a Superior Proposal, in each case pursuant to Section 4.9.

7.2	Procedure Upon Termination. In the event of termination and abandonment pursuant to Section 7.1, written notice thereof will forthwith be given to the other party or parties, and, Subject to Article 8, the transactions contemplated herein will be abandoned, without further action by any party hereto.

7.3	Effect of Termination. If this Agreement is terminated as provided herein:

(a)	each party will, upon request, return all documents, work papers and other material of any other party (and all copies thereof) relating to the transactions contemplated herein, whether so obtained before or after the execution hereof, to the party furnishing the same;

(b)	the obligations of Sections 4.4 (Confidentiality), 4.10 (Public Announcements), 7.4 (Termination Fee) and 11.3 (Expenses) and Article 9 (Arbitration) will continue to be applicable; and

(c)	except for the Company’s obligation with respect to Section 7.4, no party hereto shall have any liability to any other party to this Agreement except for any willful or intentional breach of, or knowing misrepresentation made in, this Agreement occurring prior to termination of this Agreement.

7.4	Termination Fee. In recognition of the time, efforts and expenses expended and incurred by Parent with respect to the Company and the opportunity that the acquisition of the Company presents to Parent, if (i) Parent or Merger Subsidiary terminates this Agreement pursuant to Section 7.1(d) as a result of a willful or intentional breach of Section 4.9 or 7.1(g) or (ii) if the Company terminates this Agreement pursuant Section 7.1(h), then the Company shall (x) repay the Loans, the Supplemental Advance, and the Legal Advance Funds within thirty (30) days of such termination, and (y) pay to Parent a termination fee (the “Termination Fee”) of Two Million Dollars ($2,000,000), upon the closing of a sale of the Company to a third party that is consummated within twelve (12) months following such termination of this Agreement. If this Agreement is terminated for any other reason, the Company shall repay the Loans, the Supplemental Advance and the Legal Advance Funds upon the earlier of: (i) one (1) year following the termination of this Agreement or (ii) the closing of a sale of the Company to a third party. In the event Parent or Merger Subsidiary terminates this Agreement in accordance with Section 7.1(b) and the Company has not willfully or intentionally breached this Agreement, Parent shall loan the Company Five Hundred Thousand Dollars ($500,000) upon such standard terms and conditions as are mutually agreed to by Parent and the Company. The Company acknowledges that the provisions of this Section 7.4 are an integral part of the transactions contemplated by this Agreement and are not a penalty. In no event will the Company be required to pay more than one Termination Fee.

ARTICLE 8
SURVIVAL AND INDEMNIFICATION

8.1	Survival. The representations and warranties of each party contained in this Agreement, and the indemnification obligations of the Company and the Stockholders with respect thereto, will survive the Closing and shall expire twelve (12) months after the Closing Date. Notwithstanding the preceding sentence, the representations and warranties contained in Sections 2.19 (Benefit Plans) and 2.24 (Tax Matters), and the indemnification obligations of the Company and the Stockholders with respect thereto, shall survive the Closing for a period of six (6) months after all applicable statutes of limitations with respect to any claims governing the respective matters set forth therein have expired. Notwithstanding the foregoing, any representation or warranty that would otherwise terminate in accordance with this Section 8.1 shall continue to survive, if a notice of Claim pursuant to this Article 8 shall have been timely given under Section 8.4 on or prior to such termination date, until the related claim has been satisfied or otherwise resolved as provided herein. The covenants set forth in this Agreement shall survive the Closing indefinitely. The right to indemnification or any other remedy based on representations, warranties, covenants and obligations in this Agreement will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and obligations.

8.2	Indemnification by Stockholders. Subject to Section 8.5, the Stockholders, jointly and severally, agree to indemnify, defend and hold harmless Parent, its directors, officers, employees, agents and Affiliates, from and against any and all Damages asserted against, relating to, imposed upon, suffered or incurred by Parent, Merger Subsidiary, its officers, directors, employees, agents and Affiliates, in connection with enforcing their indemnification rights pursuant to this Section 8.2 by reason of or resulting from (a) any untrue representation of, or breach of warranty by, the Company in any part of this Agreement, (b) any non-fulfillment of any covenant, agreement or undertaking of the Company in any part of this Agreement, (c) any Product Liability Claim or other third party claim relating to the Company, whether presently in existence or arising hereafter from or related to any medical procedure performed on or before the Closing Date which utilized the Product, regardless of whether such Product Liability Claim or third party claim arises out of or constitutes a breach of any representation, warranty or covenant in this Agreement, (d) any Liabilities related to the Interference Requests, regardless of whether such Liabilities arise out of or constitute a breach of any representation, warranty or covenant in this Agreement, (e) any Liabilities related to the Musket Litigation, regardless of whether such Liabilities arise out of or constitute a breach of any representation, warranty or covenant in this Agreement and (f) any payments made to Dissenting Stockholders pursuant to the DGCL or the CCC in excess of the Merger Consideration per share of Company Common Stock or Company Preferred Stock held by Dissenting Stockholders (each of the above shall be referred to herein as an “Indemnification Liability”). Notwithstanding the foregoing, if the Closing does not occur, the indemnification obligations set forth in this Section 8.2 shall be the obligation of the Company and not the Stockholders.

8.3	Indemnification by Parent. Subject to Section 8.5, Parent and the Surviving Corporation agree to indemnify, defend and hold harmless each of the Stockholders, its directors, officers, employees, agents and Affiliates from and against any and all Damages asserted against, relating to, imposed upon, suffered or incurred by them in connection with enforcing their indemnification rights pursuant to this Section 8.3 by reason of or resulting from (a) any untrue representation of, or breach of warranty by, Parent or Merger Subsidiary in any part of this Agreement, (b) any non-fulfillment of any covenant, agreement or undertaking of Parent or Merger Subsidiary in any part of this Agreement, (c) any liability of the Company or the Surviving Corporation arising out of the operation of the Company, Surviving Corporation or any Subsidiary or any of their respective businesses after the Closing Date, (d) any Liabilities for Taxes of the Company, the Surviving Corporation, any Subsidiary or any respective predecessor in interest with respect to any tax period or part thereof beginning after the Closing Date; and (e) any Product Liability Claim or other third party claim relating to the Company or any Subsidiary, arising from acts, events, conditions or circumstances existing or occurring after the Effective Time.

8.4	Claims for Indemnification.

(a)	Subject to Section 8.1, whenever any claim arises for indemnification hereunder the party seeking indemnification (the “Indemnified Party”), will promptly notify in writing the party from whom indemnification is sought (the “Indemnifying

Party”) of the claim and, when known, the facts constituting the basis for such claim; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party, except to the extent the rights of the Indemnifying Party are materially prejudiced. In the event that the Stockholders are seeking indemnification as the Indemnified Party hereunder, or indemnification is sought against the Stockholders as an Indemnifying Party hereunder, then in either such case, the Stockholders’ Representative shall be entitled to act on behalf of, and receive notice on behalf of, the Stockholders for any and all purposes stated therein. In the case of any such claim for indemnification hereunder resulting from or in connection with any claim or legal proceedings of a third party, other than a claim or legal proceeding relating to the Interference Requests (a “Third Party Claim”), the notice to the Indemnifying Party will specify with reasonable specificity, if known, the basis under which the right to indemnification is being asserted and the amount or an estimate of the amount of the liability arising therefrom. The Indemnifying Party shall have the right to dispute and defend all Third Party Claims and thereafter so defend and pay any adverse final judgment or award or settlement amount in regard thereto. Such defense shall be controlled by the Indemnifying Party, and the cost of such defense shall be borne by the Indemnifying Party, except that the Indemnified Party shall have the right to participate in such defense at its own expense; provided, however, that the Indemnifying Party must first acknowledge that the claim is a bona fide indemnification claim under this Agreement. The Indemnified Party shall cooperate in all reasonable respects in the investigation, trial and defense of any such claim, including making personnel, books, and records relevant to the claim available to the Indemnifying Party, without charge, except for reasonable out-of-pocket expenses. If the Indemnifying Party fails to take action within thirty (30) days as set forth above, then the Indemnified Party shall have the right to pay, compromise or defend any Third Party Claim and to assert the amount of any payment on the Third Party Claim plus the reasonable expenses of defense or settlement of the claim. The Indemnified Party shall also have the right and upon delivery of advance written notice to such effect to the Indemnifying Party, exercisable in good faith, to take such action as may be reasonably necessary to avoid a default judgment prior to the assumption of the defense of the Third Party Claim by the Indemnifying Party, and any reasonable expenses incurred by Indemnified Party so acting shall be paid by the Indemnifying Party. Except as otherwise provided herein, the Indemnified Party will not, except at its own cost and expense, settle or compromise any Third Party Claim for which it is entitled to indemnification hereunder without the prior written consent of the Indemnifying Party, which will not be unreasonably withheld. The parties intend that all indemnification claims be made as promptly as practicable.

(b)	If the Indemnifying Party is of the opinion that the Indemnified Party is not entitled to indemnification, or is not entitled to indemnification in the amount claimed in such notice, the Indemnifying Party will deliver, within ten (10) business days after the receipt of such notice, a written objection to such claim which will include, to the extent actually known to the Indemnifying Party: (i) specifications in reasonable detail of the aspects or details objected to, and (ii) the grounds for such objection. If the Indemnifying Party filed timely written notice of objection to any claim for indemnification, the validity and amount of such claim will be determined by arbitration pursuant to Article 9. If timely notice of objection is not delivered or if a claim by an Indemnified Party is expressly admitted in writing by an Indemnifying Party or if an arbitration award is made in favor of an Indemnified Party, the Indemnified Party, as a non-exclusive remedy, will have the right to set-off the amount of such claim or award against any amount yet owed, whether due or to become due, by the Indemnified Party or any subsidiary thereof to any Indemnifying Party by reason of this Agreement or any agreement or arrangement or contract to be entered into at the Closing.

(c)	Parent shall have the right to dispute, defend, control and settle all claims or legal proceedings relating to the Interference Requests. Neither Parent nor the Surviving Corporation shall enter into any settlement of any claims relating to the Interference Requests that would result in a claim for indemnification hereunder, without the written consent of the Stockholder’s Representative. The Stockholder’s Representative may withhold his consent for any amendment, waiver or other alteration to the terms of the Settlement and License Agreement if such amendment, waiver or other alteration would result in any Indemnification Liability of the Stockholders hereunder. The Stockholder’s Representative and the Principal Stockholders shall consent to any amendment, waiver or other alteration to the terms of the Settlement and License Agreement if such amendment, waiver or other alteration would not result in any Indemnification Liability of the Stockholders hereunder. The Principal Stockholders shall cooperate in all reasonable respects in the investigation, trial and defense of any such claim relating to the Interference Requests, including making personnel, books, and records relevant to the claim available to Parent, without charge, except for reasonable out-of-pocket expenses.

(d)	The Principal Stockholders shall have the right to dispute, defend, control and settle all claims or legal proceedings relating to the Musket Litigation. The Parent and Surviving Corporation shall cooperate in all reasonable respects in the investigation, trial and defense of any such litigation.

8.5	Indemnification Limits.

(a)	Subject to the remainder of this Section 8.5 and except for fraud, the indemnification provisions set forth in this Article 8 shall be the sole and exclusive remedy for the Indemnified Party for a breach of any representation, warranty or covenant by the Indemnifying Party and shall be in lieu of any rights the Indemnified Party may have under law or in equity with respect to any such breaches or otherwise. Except for claims based on fraud or claims under Section 8.2(d), the maximum aggregate liability of all Stockholders under Section 8.2 shall be limited to fifty percent (50%) of the Merger Consideration actually paid to the Stockholders (the “Maximum Amount”). Parent and the Stockholders shall each be responsible for one-half of any Damages resulting from Section 8.2(d) in excess of the Five Hundred Thousand Dollars ($500,000), which initial amount shall be the obligation of Parent and Surviving Corporation; provided however, in no event shall the maximum aggregate liability of all Stockholders under Section 8.2(d), exceed Five Million Dollars ($5,000,000) (the “Maximum Interference Liability”). If Parent receives any damages or amounts in settlement from Conceptus as a result of the Interference Requests, Parent and the Stockholders shall share equally in such damages or amounts received in settlement. Any claim for indemnification pursuant to Section 8.2(d) must be made by the end of the Contingent Period. If any such claim is not made by the end of the Contingent Period, the Stockholders shall not have any further liability under Section 8.2(d). If Parent receives any damages or amounts in settlement as a result of the Musket Litigation, the Stockholders shall be entitled to all such damages or amounts received in settlement. The maximum liability of each particular Stockholder, including the Principal Stockholders, as an Indemnifying Party under Section 8.2 shall be limited to such Stockholder’s interest in the Escrow Fund and the Contingent Merger Consideration, if any; provided that no Stockholder shall be required to refund to Parent any Merger Consideration that has been previously distributed to such Stockholder. Except for claims based on fraud or related to the Parent’s failure to pay the Merger Consideration under Sections 1.8 and 1.9, the maximum aggregate liability of Parent and the Surviving Corporation under Section 8.3 shall be limited to an amount equal to fifty percent (50%) of the Merger Consideration.

(b)	Except as expressly provided otherwise herein, and subject to the provisions of Section 8.4, neither the Stockholders nor the Parent, as the case may be, will be entitled to indemnification for any Damages under this Article 8 unless the aggregate of all Damages is more than One Hundred Thousand Dollars ($100,000) (the “Basket Amount”), other than (i) Damages under clauses (e) and (f) of Section 8.2, which shall not be subject to the Basket Amount, (ii) Damages resulting from Parent’s failure to pay the Merger Consideration under Sections 1.8 and 1.9, which shall not be subject to the Basket Amount, and (iii) Damages arising solely under clause (d) of Section 8.2 which shall be subject to a Five Hundred Thousand ($500,000) deductible. When the aggregate amount of all Damages subject to the Basket Amount equals or exceeds the Basket Amount, the Parent or the Stockholders, as the case may be, will be entitled to full indemnification of all claims, including the One Hundred Thousand Dollars ($100,000) that amounted to the Basket Amount. The parties hereto agree that the Basket Amount is not a deductible amount and that the Basket Amount will not be deemed to be a definition of “material” for any purpose in this Agreement. In no event will any Damages resulting from matters disclosed on any update to the Disclosure Schedule delivered pursuant to Section 4.8 be applied to the Basket Amount, unless there exists a material misstatement or omission on such update to the Disclosure Schedule that when read together with Section 2 results in a breach of a representation or warranty in this Agreement.

(c)	The parties shall make appropriate adjustments for any insurance benefits actually received by the Indemnified Party in determining Damages for purposes of this Article 8.

8.6	Right of Set-Off. Parent shall be entitled to set-off against any amounts otherwise payable by Parent to the Stockholders under this Agreement (including without limitation the Contingent Merger Consideration) any amounts to which Parent is entitled pursuant to a claim for indemnification by Parent under this Article 8 (collectively, the “Set-Off Amounts”); provided, however, that Parent deposits any such Set-Off Amounts in an escrow account to be held by the Escrow Agent pending resolution of any such claim. Neither the exercise of, nor the failure to exercise, such right of set-off will constitute an election of remedies or limit Parent in any manner in the enforcement of any other remedies that may be available to it.

8.7	Escrow Funds. The Escrow Funds and the Additional Escrow Funds, if any, will be held in an interest-bearing escrow account as established pursuant to the Escrow Agreement for the purpose of satisfying claims by an Indemnified Party for indemnification under this Article 8 and will be released to an Indemnified Party only in accordance with the terms of the Escrow Agreement. Subject to, and in accordance with, the terms and conditions set forth in the Escrow Agreement, the Escrow Agent shall deliver or cause to be delivered to the Stockholders the balance, if any, of the Escrow Funds and the Additional Escrow Funds.

8.8	Expenses of Stockholders’ Representative. The reasonable out-of-pocket costs and expenses of the Stockholders’ Representative incurred on the Stockholders’ behalf in connection with this Agreement or the Escrow Agreement (including legal and other fees incurred in connection with the defense of claims under Article 8) shall be paid out of the Escrow Funds; provided, however, that in the event the Escrow Funds are insufficient or have been released pursuant to the terms of the Escrow Agreement, such costs and expenses shall be paid out of the Contingent Merger Consideration, if any.

ARTICLE 9
ARBITRATION

9.1	Dispute. Except for any controversy, claim or dispute arising out of the failure by any party to this Agreement to consummate the Merger and the transactions contemplated by this Agreement and subject to the last sentence of this Section 9.1, any controversy, claim or dispute of whatever nature arising between the parties under this Agreement or in connection with the transactions contemplated hereunder, including those arising out of or relating to the breach, termination, enforceability, scope or validity hereof, whether such claim existed prior to or arises on or after the Effective Time (a “Dispute”), shall be resolved by mediation or, failing mediation, by binding arbitration. The agreement to mediate and arbitrate contained in this Article 9 shall continue in full force and effect despite the expiration, rescission or termination of this Agreement. Notwithstanding the foregoing, prior to Closing either party may seek injunctive relief with respect to any controversy or claim arising out of or relating to any provision of this Agreement in any court of competent jurisdiction.

9.2	Mediation. No party shall commence an arbitration proceeding pursuant to the provisions set forth below unless such party shall first give a written notice (a “Dispute Notice”) to the other parties setting forth the nature of the Dispute. The parties shall attempt in good faith to resolve the Dispute by mediation under the CPR Institute for Dispute Resolution (“CPR”) Model Mediation Procedure for Business Disputes (the “CPR Procedure”) in effect at the time of the Dispute. If the parties cannot agree on the selection of a mediator within twenty (20) days after receipt of the Dispute Notice, the mediator will be selected in accordance with the CPR Procedure.

9.3	Arbitration.

(a)	If the Dispute has not been resolved by mediation as provided in Sections 9.1 and 9.2 within sixty (60) days after receipt of the Dispute Notice or such greater period as the parties may agree upon in writing, or if a party fails to participate in a mediation, then the Dispute shall be determined by binding arbitration in Minneapolis, Minnesota. The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) in effect on the date on which the Dispute Notice is sent, subject to any modifications contained in this Agreement. The Dispute shall be determined by one (1) arbitrator, except that if the Dispute involves an amount in excess of One Million Dollars ($1,000,000), exclusive of interest and costs, three (3) arbitrators shall be appointed. Persons eligible to serve as arbitrators shall be members of the AAA Large, Complex Case Panel or a CPR Panel of Distinguished Neutrals, or persons who have professional credentials similar to those persons listed on such AAA or CPR panels. The award shall be in writing and include the findings of fact and conclusions of law upon which it is based.

(b)	The arbitration shall be governed by the substantive laws of the State of Minnesota, without regard to conflicts-of-law rules, and by the arbitration law of the Federal Arbitration Act (Title 9, U.S. Code). Judgment upon the award rendered may be entered in any court having jurisdiction.

(c)	Except as otherwise required by law, the parties and the arbitrator(s) agree to keep confidential and not disclose to third parties any information or documents obtained in connection with the arbitration process, including the resolution of the Dispute. If a party fails to proceed with arbitration as provided in this Agreement, or unsuccessfully seeks to stay the arbitration, or fails to comply with the arbitration award, or is unsuccessful in vacating or modifying the award pursuant to a petition or application for judicial review, the other party or parties, as applicable, shall be entitled to be awarded costs, including reasonable attorneys’ fees, paid or incurred in successfully compelling such arbitration or defending against the attempt to stay, vacate or modify such arbitration award and/or successfully defending or enforcing the award.

ARTICLE 10
DEFINITIONS

10.1	Definitions. The following terms, as used herein, have the following meanings:

(a)	“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person, through the ownership of all or part of any Person, or (ii) any Person who may be deemed to be an “affiliate” under Rule 145 of the Securities Act of 1933, as amended.

(b)	“Applicable Law” means, with respect to any Person, any domestic or foreign, federal, state or local common law, case law or ruling, statute, law, ordinance, rule, administrative interpretation, regulation, code, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority (including any Environmental, Safety and Health Laws) applicable to such Person or any of its Affiliates or Plan Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer’s, director’s, employee’s, consultant’s or agent’s activities on behalf of such Person or any of its Affiliates or Plan Affiliates).

(c)	“Acquisition Proposal” shall mean any inquiry, offer or proposal, or any indication of interest in making any offer or proposal, relating to (i) a possible transaction or series of related transactions pursuant to which any Person acquires 25% or more of the outstanding shares of the Company’s capital stock, including without limitation a tender offer or an exchange offer which, if consummated, would result in any Person acquiring 25% or more of the outstanding shares of the Company’s capital stock, (ii) a possible merger or other business combination involving the Company pursuant to which any Person acquires securities representing 25% or more of the aggregate voting power of all outstanding securities of the company surviving the merger or business combination, or (iii) any other transaction pursuant to which any Person might acquire control of assets (including for this purpose the outstanding equity securities of any Company Subsidiary) of the Company having a fair market value equal to 25% or more of the fair value of all of the consolidated assets of the Company immediately prior to such a transaction; provided, however, that the term “Acquisition Proposal” shall not include the Merger and the other transactions contemplated by this Agreement.

(d)	“Alternative Stockholder’s Representative” shall have the meaning set forth in Section 11.13.

(e)	“Benefit Plan” means all Pension Plans, Welfare Plans and Compensation Plans.

(f)	“Bridge Loans” means the in the loans to the Company in the amounts and from the Persons set forth on Schedule 1.8(b) hereto.

(g)	“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Minneapolis, Minnesota are authorized or required by law to close.

(h)	“Certificates” shall have the meaning set forth in Section 1.12(a).

(i)	“Clinical Trial” shall have the meaning set forth in Section 1.9(a).

(j)	“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code, part 6 of Title I of ERISA and applicable regulations issued thereunder.

(k)	“Code” means the Internal Revenue Code of 1986, as amended, and the regulations or other binding pronouncements promulgated thereunder.

(l)	“Company Capital Stock” means Company Common Stock and Company Preferred Stock.

(m)	“Company Common Stock” means the common stock, $0.001 par value, of the Company.

(n)	“Company Preferred Stock” means the Series A Convertible Preferred Stock, $0.001 par value, of the Company.

(o)	“Company Securities” shall have the meaning set forth in Section 2.4.

(p)	“Company Stock Option” means an option to purchase a share of the Company’s Common Stock granted pursuant to the Company Stock Option Plans.

(q)	“Company Stock Option Plans” means the Company’s 2004 Stock Plan.

(r)	“Company Warrant” means the warrants to purchase Series A Convertible Preferred Stock of the Company.

(s)	“Company’s Knowledge” means the actual knowledge of the Company’s officers and directors, and such knowledge as such Persons would have obtained upon the exercise of reasonable diligence.

(t)	“Compensation Plan” means any material benefit or arrangement that is not either a Pension Plan or a Welfare Plan, including, without limitation, (i) each employment or consulting agreement, (ii) each arrangement providing for insurance coverage or workers’ compensation benefits, (iii) each bonus, incentive bonus or deferred bonus arrangement, (iv) each arrangement providing termination allowance, severance or similar benefits, (v) each equity compensation plan, (vi) each current or deferred compensation agreement, arrangement or policy, (vii) each compensation policy and practice maintained by the Company or any ERISA Affiliate of the Company covering the employees, former employees, directors and former directors of the Company and the beneficiaries of any of them, and (viii) each agreement, arrangement or plan that provides for the payment of compensation to any person who provides services to the Company and who is not an employee, former employee, director or former director of the Company.

(u)	“Conceptus” means Conceptus, Inc., a Delaware corporation.

(v)	“Contingent Calculation” shall have the meaning set forth in Section 1.9(e).

(w)	“Contingent Merger Consideration” shall have the meaning set forth in Section 1.9.

(x)	“Contingent Period” shall have the meaning set forth in Section 1.9(d).

(y)	“Contracts” means all contracts, agreements, options, leases, licenses, sales and accepted purchase orders, commitments and other instruments of any kind, whether written or oral, to which the Company is a party on the Closing Date, including the Scheduled Contracts.

(z)	“Damages” means all demands, claims, actions or causes of action, assessments, losses, damages, costs, expenses, Liabilities, judgments, awards, fines, sanctions, penalties, charges and amounts paid in settlement, without giving effect to any qualifications as to materiality of Material Adverse Effect contained in any representation or warranty contained herein, including, but not limited to, (i) interest on cash disbursements in respect of any of the foregoing at the “prime rate” as published in The Wall Street Journal, from time to time from the date each such cash disbursement is made until the Person incurring the same shall have been indemnified in respect thereof, and (ii) reasonable costs, fees and expenses of attorneys, accountants, bankers and other agents of the Person incurring such expenses. For purposes of calculating Damages, the value of the royalties due to the Company from Conceptus under the Settlement and License Agreement shall be deemed to be Three Million Five Hundred Thousand Dollars ($3,500,000).

(aa)	“Dissenting Shares” shall have the meaning set forth in Section 1.11.

(bb)	“Dissenting Stockholders” shall have the meaning set forth in Section 1.11.

(cc)	“Environmental, Safety and Health Laws” means all Applicable Laws in any way relating to Environmentally Regulated Materials, or the environment, including, without limitation, the Safe Drinking Water and Toxic Enforcement Act (“Proposition 65”), the Federal Resource Conservation and Recovery Act (“RCRA”), the Federal Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), the Federal Clean Air Act, the Federal Water Pollution Control Act, the Federal Safe Drinking Water Act, the Federal Toxic Substances Control Act (“TSCA”), the Federal National Environmental Policy Act, the Federal Insecticide Fungicide and Rodenticide Act, the Federal Emergency Planning and Community Right to Know Act, the Federal Hazard Communication Act, the Federal Occupational Safety and Health Act, any requirements promulgated pursuant to these laws, amendments, or restatements, all as amended to date.

(dd)	“Environmental Liabilities” means all Liabilities of a Person (whether such Liabilities are owed by such Person to Governmental Authorities, third parties, or otherwise) whether currently in existence or arising hereafter which arise under any Environmental, Safety or Health Laws.

(ee)	“Environmentally Regulated Material” means any element, compound, waste, pollutant, contaminant, substance, material or any mixture thereof that has been defined or designated as a “hazardous waste”, “hazardous substance”, “toxic”, “explosive”, “corrosive”, “flammable”, “infectious”, “radioactive”, “carcinogenic”, “mutagenic”, or otherwise a danger to human health or the environment, including without limitation gasoline, diesel fuel or other petroleum hydrocarbons, polychlorinated biphenols (PCBs), and friable asbestos, but excluding office and janitorial supplies properly and safely maintained.

(ff)	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(gg)	“ERISA Affiliate” means any “person,” within the meaning of Section 7701(a)(1) of the Code, that together with the Company or any Subsidiary is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code or Section 3(5) or 4001(b)(1) of ERISA.

(hh)	“Escrow Agent” shall have the meaning set forth in Section 1.12(a).

(ii)	“Escrow Agreement” means the agreement, in substantially the form attached hereto as Exhibit E, to be entered into by and among Parent, the Stockholders’ Representative and the Escrow Agent, pursuant to which a portion of the Initial Merger Consideration will be held in escrow in accordance with Section 1.8.

(jj)	“Escrow Funds” shall have the meaning set forth in Section 1.8(b).

(kk)	“FDA” means the United States Food and Drug Administration.

(ll)	“Final Contingent Payment” shall have the meaning set forth in Section 1.9(d).

(mm)	“First Loan” shall have the meaning set forth in the Recitals.

(nn)	“First Milestone” shall have the meaning set forth in Section 1.9(a).

(oo)	“GAAP” means generally accepted accounting principles in the United States.

(pp)	“Governmental Authority” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

(qq)	“Group Health Plan” means any group health plan, as defined in Section 5000(b)(1) of the Code.

(rr)	“HIPAA Privacy Regulations” means the regulations (Title 45, Parts 160 and 164, of the Code of Federal Regulations) issued by the U.S. Department of Health and Human Services pursuant to the Health Insurance Portability and Accountability Act of 1996.

(ss)	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(tt)	“IRS” means the Internal Revenue Service.

(uu)	“Initial Merger Consideration” shall have the meaning set forth in Section 1.8(b).

(vv)	“Initial Payment” shall have the meaning set forth in Section 1.8(b).

(ww)	“Intellectual Property” shall mean all rights in patents, patent applications, trademarks (whether registered or not), trademark applications, service mark registrations and service mark applications, trade names, trade dress, logos, slogans, tag lines, uniform resource locators, Internet domain names, Internet domain name applications, corporate names, copyright applications, registered copyrighted works and commercially significant unregistered copyrightable works (including proprietary software, books, written materials, prerecorded video or audio tapes, and other copyrightable works), technology, software, trade secrets, know-how, technical documentation, specifications, data, designs and other intellectual property and proprietary rights, other than off-the-shelf computer programs, that is used in or necessary to the conduct of the business of the Company as currently conducted.

(xx)	“Interference Requests” shall mean the pending requests by Conceptus for an interference to be declared, for the subject matter of the count(s) proposed by Conceptus, between (a) Conceptus Application No. 10/600,298 and Ovion Application No. 08/770,123, (b) Conceptus Application No. 10/641,333 and Ovion Patent No. 6,432,116, and (c) Conceptus Application No. 10/779,541 and Ovion Application No. 10/272,840.

(yy)	“Legal Advance Funds” shall have the meaning set forth in Section 4.12.

(zz)	“Liability” or “Liabilities” means any liabilities, obligations or claims of any kind whatsoever whether absolute, accrued or un-accrued, fixed or contingent, matured or un-matured, asserted or unasserted, known or unknown, direct or indirect, contingent or otherwise and whether due or to become due, including without limitation any foreign or domestic tax liabilities or deferred tax liabilities incurred in respect of or measured by the Company’s income, or any other debts, liabilities or obligations relating to or arising out of any act, omission, transaction, circumstance, sale of goods or services, state of facts or other condition which occurred or existed on or before the date hereof, whether or not known, due or payable, whether or not the same is required to be accrued on the financial statements or is disclosed on the Disclosure Schedule.

(aaa)	“Lien” means, with respect to any asset, any mortgage, title defect or objection, lien, pledge, charge, security interest, hypothecation, restriction, encumbrance, adverse claim or charge of any kind in respect of such asset.

(bbb)	“Loans” shall have the meaning set forth in Section 1.8(a).

(ccc)	“Material Adverse Effect” means, with respect to the Company or Parent, in either case as applicable, an individual or cumulative adverse change in or effect on the business, customers, customer relations, operations, properties, working capital condition (financial or otherwise), assets, properties, liabilities or prospects (financial or otherwise) of such party which (i) is reasonably expected to be materially adverse to the business, properties, working capital condition (financial or otherwise), assets, liabilities or prospects (financial or otherwise) of such party; or (ii) would prevent such party from consummating the transactions contemplated hereby, other than as a result of (A) changes, conditions or events that are generally applicable to the industry in which the Company, Parent or the Merger Subsidiary, as applicable, operates or the U.S. economy in general, or acts of war, armed hostilities or terrorism, or (B) changes in Applicable Law or U.S. GAAP or interpretations thereof.

(ddd)	“Maximum Interference Liability” shall have the meaning set forth in Section 8.5.

(eee)	“Merger Consideration” means the aggregate consideration that becomes payable to the Stockholders under this Agreement, including the Initial Merger Consideration and the Contingent Merger Consideration.

(fff)	“Merger Subsidiary Common Stock” shall have the meaning set forth in Section 1.10(d).

(ggg)	“Milestones” shall have the meaning set forth in Section 1.9(d).

(hhh)	“Musket Litigation” means any litigation by Musket Research Associates, Inc. against the Company or any of its officers, directors, employees or agents relating to the causes of action alleged in that certain complaint filed on or about March 7, 2005 in the United States District Court for the District of Massachusetts.

(iii)	“Net Initial Merger Consideration” shall have the meaning set forth in Section 1.8(b).

(jjj)	“Net Sales” means Parent’s properly recognized consolidated aggregate net sales of the Products during the Contingent Period, calculated in accordance with GAAP consistently applied by Parent in accordance with its audited revenue recognition policies. Whenever a Product is sold as part of a Bundled Product, the “Net Sales” for the Product resulting from such sale of such Bundled Product shall be the product of (X) the net revenues reported by Parent or its Affiliate, whichever is applicable, for such Bundled Product multiplied by (Y) a fraction, the numerator of which is the per unit average selling price of such Product and the denominator of which is the sum of the aggregate per unit average selling prices of all products, including the Product, included in such Bundled Product.

(kkk)	“Payment Agent” shall have the meaning set forth in Section 1.12(a).

(lll)	“Payment Agreement” shall have the meaning set forth in Section 1.12(a).

(mmm)	“Pension Plan” means an “employee pension benefit plan” as such term is defined in Section 3(2) of ERISA.

(nnn)	“Permitted Liens” means (i) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due, or for Taxes the validity of which are being contested in good faith by appropriate proceedings and which are described on Schedule 2.24; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other similar Persons and other Liens imposed by Applicable Law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith; (iii) Liens relating to deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of leases, trade contracts or other similar agreements; (iv) Liens and Encumbrances specifically identified in the Latest Balance Sheet; (v) Liens securing executory obligations under any lease that constitutes an “operating lease” under GAAP; and (vi) other Liens set forth on the Disclosure Schedule; provided, however, that, with respect to each of clauses (i) through (v), to the extent that any such Lien on any of the Company’s or its Subsidiaries’ assets arose prior to the date of the Latest Balance Sheet and relates to, or secures the payment of, a Liability that is required to be accrued for under GAAP, such Lien shall not be a Permitted Lien unless all such Liabilities have been fully accrued or otherwise reflected on the Latest Balance Sheet. Notwithstanding the foregoing, no Lien arising under the Code or ERISA with respect to the operation, termination, restoration or funding of any Benefit Plan sponsored by, maintained by or contributed to by the Company or any of its ERISA Affiliates or arising in connection with any excise tax or penalty tax with respect to such Benefit Plan shall be a Permitted Lien.

(ooo)	“Person” means an individual, corporation, partnership, limited liability company, association, trust, estate or other entity or organization, including a Governmental Authority.

(ppp)	“Plan Affiliate” means, with respect to any Person, any Benefit Plan sponsored by, maintained by or contributed to by such Person, and with respect to any Benefit Plan, any Person sponsoring, maintaining or contributing to such plan or arrangement.

(qqq)	“PMA-Approval Date” shall have the meaning set forth in Section 1.9(c).

(rrr)	“Product” or “Products” means (a) the Company’s fallopian tube occlusion device, including the delivery device, and (b) any products developed, modified or derived directly therefrom for occluding the fallopian tubes that are covered by any valid claim in any patents listed in Section 2.21 of the Disclosure Schedule, any valid claim in any patent issuing from any patent application listed in Section 2.21 of the Disclosure Schedule or any valid claim in any issued patent claiming priority to any of the foregoing, including any valid claim issuing in any divisional, continuation, reissue or reexamination thereof. For the purposes of this definition, a valid claim shall mean a claim in any unexpired patent which has not been held invalid or unenforceable by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time period allowed for appeal, or which has not been admitted to be invalid through reissue, reexamination or disclaimer.

(sss)	“Properties” means any real property owned or leased by or to the Company or a Subsidiary.

(ttt)	“Purchase Price Adjustment” shall have the meaning set forth in Section 1.8(c).

(uuu)	“Scheduled Contracts” shall have the meaning set forth in Section 2.18.

(vvv)	“Securities Act” means the Securities Act of 1933, as amended.

(www)	“Second Loan” shall have the meaning set forth in the Recitals.

(xxx)	“Second Milestone” shall have the meaning set forth in Section 1.9(b).

(yyy)	“Section 409A Benefit Plan” shall have the meaning set forth in Section 2.19(o).

(zzz)	“Set-Off Amounts” shall have the meaning set forth in Section 8.6.

(aaaa)	“Settlement and License Agreement” means the Settlement and License Agreement, effective November 4, 2003, by and among, the Company, Conceptus and the Principal Stockholders.

(bbbb)	“Stockholders” means the Persons who hold of record immediately prior to the Effective Time shares of Company Common Stock or Company Preferred Stock or holders of Company Options or Company Warrants who do not exercise such options or warrants prior to the effective time pursuant to Section 1.10(b).

(cccc)	“Stockholder Expenses” mean expenses to be borne by the Stockholders pursuant to Section 11.3 or otherwise as authorized and approved by the Stockholders’ Representative.

(dddd)	“Stockholders’ Representative” has the meaning set forth in Section 11.13.

(eeee)	“Superior Proposal” means either (a) an unsolicited, bona fide written Acquisition Proposal for all of the outstanding shares of the capital stock or all of the voting power of the Company which (x) the Company’s Board of Directors determines in good faith to be more favorable to the Stockholders than the

Merger, after consultation with the Company’s legal advisors that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Merger, taking into account all the terms and conditions of the Acquisition Proposal and this Agreement deemed relevant by the Company’s Board of Directors, (y) for which financing is not required, and (z) which is reasonably likely to be consummated, within a period of time not materially longer in duration that the period of time reasonably believed to be necessary to consummate the Merger, on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal including the Termination Fee, or (b) the receipt by the Company from Conceptus of an executed definitive agreement substantially similar to this Agreement (with the only deviation in terms and conditions those allowed for under Section 5.1(b)(iii) of the Settlement and License Agreement and except that Conceptus would be the “Parent” and a subsidiary of Conceptus would be the “Merger Subsidiary”) pursuant to the valid and timely exercise by Conceptus of the Third Party Right.

(ffff)	“Supplemental Advance” shall have the meaning set forth in Section 4.12.

(gggg)	“Surviving Corporation Common Stock” shall have the meaning set forth in Section 1.10(d).

(hhhh)	“Tax” or “Taxes” means all taxes imposed of any nature including federal, state, local or foreign net income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, FICA or FUTA), real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax or duty, any withholding or back up withholding tax, value added tax, severance tax, prohibited transaction tax, premiums tax, environmental tax, intangibles tax or occupation tax, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority (domestic or foreign) responsible for the imposition of any such tax, including, without limitation, any penalties for failing to report any “reportable transactions” required by Section 6011 of the Code. The term Tax shall also include any Liability of the Company or the Subsidiaries for the Taxes of any other Person under U.S. Treasury Regulations Section 1.1502-6 (or similar provisions of state, local or foreign law), as a transferee or successor by contract or otherwise.

(iiii)	“Tax Return” means all returns, declarations, reports, estimates, forms, information returns, schedules, notices and statements or other document or information required to be filed with or submitted to any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any legal requirement relating to any Tax.

(jjjj)	“Termination Date” shall mean the date that is ninety (90) days from the date of this Agreement.

(kkkk)	“Termination Fee” shall have the meaning set forth in Section 7.4.

(llll)	“Third Loan” shall have the meaning set forth in Section 1.8(a).

(mmmm)	“Third Milestone” shall have the meaning set forth in Section 1.9(c).

(nnnn)	“Third Party Right” means any right of first refusal that may be held by Conceptus pursuant to Section 5.1 of the Settlement and License Agreement.

(oooo)	“Transaction Expenses” means all fees and expenses accrued after the date of the Letter of Intent by or on behalf of the Company in connection with the Merger payable to a third party including, without limitation, all legal, accounting, financial advisory, investment banking, consulting and all other fees and expenses of third parties incurred in connection with the negotiation and preparation of this Agreement and the transactions contemplated hereby.

(pppp)	“U.S. Government” means the United States Government, including any agencies, commissions, branches, instrumentalities and departments thereof.

(qqqq)	“Welfare Plan” means an “employee welfare benefit plan” as such term is defined in Section 3(1) of ERISA (including without limitation a plan excluded from coverage by Section 4 of ERISA).

ARTICLE 11
MISCELLANEOUS

11.1	Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) if personally delivered, when so delivered, (b) if mailed, two (2) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, (c) if given by facsimile, once such notice or other communication is transmitted to the facsimile number specified below and electronic confirmation is received; provided, however, that such notice or other communication is promptly thereafter mailed in accordance with the provisions of clause (b) above, or (d) if sent through an overnight delivery service in circumstances to which such service guarantees next day delivery, the day following being so sent:

If to the Company prior to Closing:

To:	Ovion Inc.
1900 O’Farrell Street, Suite 210
San Mateo, California 94403
Attn: Jeffrey Callister with a copy to W. Steven Tremulis
Fax: (650) 212-4407

With a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304-1050
Attn: J. Casey McGlynn and Philip H. Oettinger
Fax: (650) 493-6811

If to the Company after Closing or to the Parent or Merger Subsidiary:

To:	American Medical Systems, Inc.
10700 Bren Road West
Minnetonka, Minnesota 55343
Attn: Chief Executive Officer
Fax: (612) 930-6695

With a copy to:

Oppenheimer Wolff & Donnelly LLP
3300 Plaza VII
45 South Seventh Street
Minneapolis, Minnesota 55402
Attn: Thomas A. Letscher, Esq.
Fax: (612) 607-7100

If to the Stockholders’ Representative:

To:	Jeffrey Callister
C/o J. Casey McGlynn
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304-1050
Fax: (650) 493-6811

     Any party may give any notice, request, demand, claim or other communication hereunder using any other means (including ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

11.2	Amendments; No Waivers.

(a)	Subject to Applicable Law, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)	No waiver by a party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

11.3	Expenses. Except as otherwise provided herein, all costs, fees and expenses incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and in closing and carrying out the transactions contemplated hereby shall be paid by the party incurring such cost or expense. This Section 11.3 shall survive the termination of this Agreement.

11.4	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of each other party.

11.5	Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Minnesota (regardless of the laws that might otherwise govern under applicable principles of conflicts of law).

11.6	Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts and the signatures delivered by facsimile, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.

11.7	Entire Agreement. This Agreement (including the Disclosure Schedule, all Exhibits and Schedules and all other agreements referred to herein or therein which are hereby incorporated by reference and the other agreements executed simultaneously herewith) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement, including, without limitation, the Letter of Intent. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

11.8	Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. All references to an Article or Section include all subparts thereof.

11.9	Severability. If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

11.10	Construction. The parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.

11.11	Cumulative Remedies. Except as otherwise provided herein, the rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

11.12	Third Party Beneficiaries. No provision of this Agreement shall create any third party beneficiary rights in any Person, including any employee of Parent or Merger Subsidiary or employee or former employee of the Company or any Affiliate thereof (including any beneficiary or dependent thereof).

11.13	Appointment of Stockholders’ Representative; Enforcement of Rights, Benefits and Remedies.

(a)	By adopting this Agreement, the Stockholders hereby irrevocably constitute and appoint Jeffrey P. Callister as the Stockholders’ Representative, and W. Stephen Tremulis as the Alternative Stockholders’ Representative, effective as of the Effective Time, for the purpose of performing and consummating the transactions contemplated by this Agreement and the Escrow Agreement. The appointment of such Stockholders’ Representative is coupled with an interest and all authority hereby conferred shall be irrevocable and such Stockholders’ Representative is hereby authorized and directed to perform and consummate all of the transactions contemplated by this Agreement. Not by way of limiting the authority of the Stockholders’ Representative, each and all of the Stockholders, by their adoption of this Agreement, for themselves and their respective heirs, executors, administrators, successors and assigns hereby authorize the Stockholders’ Representative to:

(i)	effect any amendment to this Agreement or the Escrow Agreement which the Stockholders’ Representative deems necessary or desirable,

(ii)	execute and deliver on their behalf all documents and instruments which may be executed and delivered pursuant to this Agreement or the Escrow Agreement, except that all stock powers and letters of transmittal with respect to the transfer of the Company Common Stock or Company Preferred Stock shall be personally executed by the Stockholders,

(iii)	make and receive notices and other communications pursuant to this Agreement or the Escrow Agreement and service of process in any legal action or other proceeding arising out of or related to this Agreement or the Escrow Agreement or any of the transactions hereunder,

(iv)	settle any dispute, claim, action, suit or proceeding arising out of or related to this Agreement or the Escrow Agreement or any of the transactions hereunder, including, without limitation, the calculation of the Merger Consideration or the defense, settlement or compromise of any claim, action or proceeding for which Parent or Merger Subsidiary may be entitled to indemnification,

(v)	receive and distribute the Initial Merger Consideration and Contingent Merger Consideration,

(vi)	appoint or provide for successor agents, and

(vii)	pay expenses incurred or which may be incurred by or on behalf of the Stockholders (and to be reimbursed by the Stockholders for their pro rata share of such expenses out of the sums held by the Escrow Agent pursuant to the Escrow Agreement) in connection with this Agreement and the Escrow Agreement.

In the event of the death or disability of the Stockholders’ Representative, the Alternative Stockholders’ Representative shall automatically become the Stockholders’ Representative and, in the event of the death or disability of such person, a majority of the remaining Stockholders shall promptly appoint a replacement. No person serving as the Stockholders’ Representative under this Agreement shall have any personal liability to any Stockholder or its permitted assigns with respect to any action taken, suffered or omitted by him hereunder as a Stockholders’ Representative while acting in good faith and in the absence of gross negligence or willful misconduct, and any act done, suffered or omitted pursuant to the advice of counsel shall be deemed hereunder to have been done in good faith, except to the extent that such person may have liability as a Stockholder hereunder. The Stockholders shall severally and not jointly indemnify the Stockholders’ Representative and hold him harmless against any loss, liability or expense incurred without bad faith or gross negligence on the part of the Stockholders’ Representative and arising out of or in connection with the acceptance or administration of their duties hereunder.

(b)	Any claim, action, suit, or other proceeding, whether in law or equity, to enforce any right, benefit or remedy granted to Stockholders under this Agreement or the Escrow Agreement shall be asserted, brought, prosecuted or maintained only by the Stockholders’ Representative. With respect to any matter contemplated by this Section 11.13, the Stockholders shall be bound by any determination in favor of or against the Stockholders’ Representative or the terms of any settlement or release to which the Stockholders’ Representative shall become a party.

(c)	Any notice given the Stockholders’ Representative will constitute notice to each and all of the Stockholders at the time the notice is given to the Stockholders’ Representative. Any action taken by, or instruction received from, the Stockholders’ Representative will be deemed to be action be, or notice or instruction from, each and all of the Stockholders. Parent may, and the Escrow Agent will, disregard any notice or instruction received directly from any of the Stockholders other than the Stockholders’ Representative.

(d)	At any time during the term of the Escrow Agreement, holders of a majority in interest of the Escrow Funds can remove and replace the Stockholders’ Representative by sending notice and a copy of the written consent appointing such new individual or individuals signed by holders of a majority in interest of the Escrow Funds to Parent and the Escrow Agent.

[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PARENT:	AMERICAN MEDICAL SYSTEMS, INC.

By:

Martin J. Emerson
President and Chief Executive Officer

MERGER SUBSIDIARY:	OAK MERGER CORP.

By:

Martin J. Emerson
President and Chief Executive Officer

COMPANY:	OVION INC.

By:

W. Stephen Tremulis
Chief Executive Officer

PRINCIPAL STOCKHOLDER:	Jeffrey P. Callister

PRINCIPAL STOCKHOLDER:	W. Stephen Tremulis

STOCKHOLDER

REPRESENTATIVE:	Jeffrey P. Callister

SIGNATURE PAGE
AGREEMENT AND PLAN OF MERGER

EXHIBIT INDEX

EXHIBIT A            Form of Certificate of Merger

EXHIBIT B            Certificate of Incorporation of Merger Subsidiary

EXHIBIT C            Form of Stockholder Agreement

EXHIBIT D            Form of Employment Offer

EXHIBIT E            Form of Escrow Agreement

EXHIBIT F            Form of Payment Agreement

EXHIBIT G            Form of Royalty Agreement

EXHIBIT H            Form of Letter of Resignation and Release of Claims